Exhibit 99.2

MAG SILVER CORP. Consolidated Financial Statements (expressed in thousands of US dollars) For the year ended December 31, 2023 Dated: March 18, 2024

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements and management’s discussion and analysis (“MD&A”) for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described in the accompanying Management Report on Internal Control over Financial Reporting, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

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Management’s Report on Internal Control over Financial Reporting

Management of MAG Silver Corp. (“MAG” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. It includes those policies and procedures that

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of MAG;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that MAG’s receipts and expenditures are made only in accordance with authorizations of management and MAG’s directors; and

iii.

provided reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of MAG’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future years are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, assessed the effectiveness of MAG’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2023, MAG’s internal control over financial reporting was effective.

The effectiveness of MAG’s internal control over financial reporting, as of December 31, 2023, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2023, as stated in their reports

/s/ “George Paspalas”	/s/ “Fausto Di-Trapani”
George Paspalas	Fausto Di-Trapani
President and Chief Executive Officer	Chief Financial Officer

March 18, 2024

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MAG Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MAG Silver Corp. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows, for each of the two years in the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the year ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-year audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Accounting for Investment in Juanicipio — Refer to Notes 3c and 9 to the financial statements

Critical Audit Matter Description

The Company has a 44% ownership in the Juanicipio Mine (“Juanicipio”) where the remaining 56% interest is held by Fresnillo plc, who is also the operator. The Company has accounted for its interest in Juanicipio under the equity method which requires that the Company’s investment is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or distributions, the Company’s share of earnings and losses of Juanicipio, and any impairment losses after the initial recognition date.

We identified the accounting for the investment in Juanicipio as a critical audit matter because of the significance to the Company’s financial statements, and the judgments made by management when assessing the results of Juanicipio’s operations and the accounting judgments made by the operator of Juanicipio. This required an increased extent of effort, including the need to involve the auditor of Juanicipio and senior members of the engagement team.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to accounting for the investment in Juanicipio included the following, among others:

●	Tested the effectiveness of controls related to the accounting for the Company’s investment in Juanicipio, which includes management’s receipt and review of Juanicipio financial information;
●	Tested contributions and distributions related to the investment in Juanicipio;
●	Evaluated significant judgments and estimates at the underlying investment in Juanicipio through oversight of the auditors of Juanicipio by;
–

Obtaining and assessing information from the auditors of Juanicipio to understand significant judgments and estimates, significant findings or issues identified by such auditor, actions taken to address them and conclusions reached;

●	Agreed the underlying information of the investment in Juanicipio to the audited financial information of Juanicipio; and
●

Performed procedures to evaluate subsequent events related to the investment in Juanicipio and to assess their impact, if any, on the financial information, up to the date of our auditor’s report on the Company’s financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 18, 2024

We have served as the Company's auditor since 1999.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MAG Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the “Company") as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 18, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 18, 2024

7

MAG SILVER CORP.

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31, 2023 and 2022

(In thousands of US dollars, except for shares and per share amounts)

		2023	2022
	Note	$	$

Income from equity accounted investment in Juanicipio	9	65,099	40,767
General and administrative expenses	7	(13,594)	(12,352)
General exploration and business development		(736)	(193)
Exploration and evaluation assets written down	10	-	(10,471)
Operating income		50,769	17,751

Interest income		2,594	630
Other income	12	1,017	-
Foreign exchange loss		(144)	(366)
Income before income tax		54,236	18,015

Deferred income tax expense	20	(5,577)	(371)
Net income		48,659	17,644

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities		(3)	(57)
Deferred tax benefit		-	7
Total comprehensive income		48,656	17,594

Basic earnings per share		0.47	0.18
Diluted earnings per share		0.47	0.18

Weighted average number of shares outstanding	11
Basic		102,486,986	98,420,906
Diluted		102,631,964	98,557,615

See accompanying notes to the consolidated financial statements

8

MAG SILVER CORP.

Consolidated Statements of Financial Position

As at December 31, 2023 and 2022

(In thousands of US dollars, unless otherwise stated)

	Note	December 31, 2023	December 31, 2022
		$	$
Assets
Current assets
Cash		68,707	29,955
Accounts receivable	8	1,559	708
Prepaid expenses		1,787	1,232
		72,053	31,895
Non-current assets
Investment in Juanicipio	9	394,622	338,316
Exploration and evaluation assets	10	52,637	37,259
Deferred financing fees	13	909	-
Property and equipment		301	348
Investments		8	11
		448,477	375,934
Total assets		520,530	407,829
Liabilities
Current liabilities
Trade and other payables		2,668	2,542
Current portion of lease obligation		154	121
Flow-through share premium liability	12	1,969	-
		4,791	2,663
Non-current liabilities
Lease obligation		-	140
Deferred income taxes	20	8,498	2,921
Provision for reclamation		484	409
Total liabilities		13,773	6,133

Equity
Share capital		614,364	559,933
Equity reserve		20,764	18,790
Accumulated other comprehensive income		781	784
Deficit		(129,152)	(177,811)
Total equity		506,757	401,696
Total liabilities and equity		520,530	407,829

See accompanying notes to the consolidated financial statements

9

MAG SILVER CORP.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In thousands of US dollars, unless otherwise stated)

		2023	2022
	Note	$	$

OPERATING ACTIVITIES
Net income		48,659	17,644
Items not involving cash:
Amortization of flow-through premium liability	12	(1,017)	-
Depreciation and amortization	7	352	136
Deferred income tax expense	20	5,577	371
Exploration and evaluation assets written down		-	10,471
Amortization of deferred financing fees	13	84	-
Income from equity accounted investment in Juanicipio	9	(65,099)	(40,767)
Share-based payment expense	11,7	3,279	3,250
Unrealized foreign exchange loss (gain)		71	(232)

Movements in non-cash working capital
Accounts receivable		(340)	243
Prepaid expenses		(555)	(705)
Trade and other payables		44	871
Net cash used in operating activities		(8,945)	(8,718)

INVESTMENT ACTIVITIES
Exploration and evaluation expenditures	10	(15,220)	(12,018)
Acquisition of Gatling Exploration, net of cash acquired	6	-	(2,653)
Investment in Juanicipio	9	(25,376)	(8,864)
Receipt of principal on loans to Juanicpio	9	25,714	-
Receipt of interest on loans to Juanicipio	9	7,639	3,564
Proceeds from disposition of equity securities		-	1,111
Purchase of equipment		-	(35)
Net cash used in investing activities		(7,243)	(18,895)

FINANCING ACTIVITIES
Deferred financing fees (credit facility)		(993)	-
Issuance of common shares upon exercise of stock options	11	307	1,037
Issuance of common shares, net of share issue costs	11	39,750	-
Issuance of flow-through shares, net of share issue costs	11	15,998	-
Payment of lease obligation (principal)		(107)	(109)
Net cash from financing activities		54,955	928

Effect of exchange rate changes on cash		(15)	(108)

Increase (decrease) in cash during the year		38,752	(26,793)
Cash, beginning of year		29,955	56,748
Cash, end of year		68,707	29,955

See accompanying notes to the consolidated financial statements

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MAG SILVER CORP.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In thousands of US dollars, except shares)

		Common shares without par value			Accumulated other comprehensive income (loss)
	Notes	Number of Shares	Amount	Equity reserve		Deficit	Total equity
		#	$	$	$	$	$
Balance, December 31, 2021		97,809,441	543,927	18,215	1,798	(196,419)	367,521
Stock options exercised		100,678	1,399	(362)	-	-	1,037
Stock options exercised cashless		24,247	432	(432)	-	-	-
Restricted and performance share units converted		98,012	1,147	(1,147)	-	-	-
Deferred share units converted		86,295	871	(871)	-	-	-
Shares issued on acquisition of Gatling Exploration		774,643	11,212	-	-	-	11,212
Shares issued on settlement of Gatling Exploration liability		63,492	945	85	-	-	1,030
Share-based payment		-	-	3,302	-	-	3,302
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax		-	-	-	(964)	964	-

Other comprehensive income loss		-	-	-	(50)	-	(50)
Net income		-	-	-	-	17,644	17,644
Balance, December 31, 2022		98,956,808	559,933	18,790	784	(177,811)	401,696
Stock options exercised	11	28,787	397	(90)	-	-	307
Restricted and performance share units converted	11	112,605	1,215	(1,215)	-	-	-
Shares issued for cash, net of flow-through share premium liability	11	3,874,450	56,761	-	-	-	56,761
Share issue costs	11	-	(3,942)	-	-	-	(3,942)
Share-based payment	11	-	-	3,279	-	-	3,279

Other comprehensive loss		-	-		(3)	-	(3)
Net income		-	-			48,659	48,659
Balance, December 31, 2023		102,972,650	614,364	20,764	781	(129,152)	506,757

See accompanying notes to the consolidated financial statements

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MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is the ultimate parent company of its consolidated group, was incorporated on April 21, 1999, and is governed by the Business Corporations Act of the Province of British Columbia (“BCABC"). MAG’s shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American, LLC in the United States of America.

The Company’s principal asset is a 44% interest in the Juanicipio Mine (Note 9 “Investment in Juanicipio”) located in Zacatecas, Mexico, which achieved commercial production at its 4,000 tonnes per day (“tpd”) processing facility on June 1, 2023.

Address of registered office of the Company:

3500 – 1133 Melville Street

Vancouver, British Columbia,

Canada V6E 4E5

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.	BASIS OF PRESENTATION

(a)	Statement of compliance

These audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These audited consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These audited consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 18, 2024.

(b)	Principles of consolidation

These audited consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries and controlled entities are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiary as at December 31, 2023 and December 31, 2022 is Minera Los Lagartos, S.A. de C.V., a Mexican incorporated company. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

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MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

These audited consolidated financial statements also include the Company’s 44% interest in each of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) and Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) (Note 9, “Investment in Juanicipio”), which both associates (Note 3) are accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform with the accounting policies used in their preparation to those used by the Company.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies applied in the preparation of these audited consolidated financial statements have been applied consistently for all years presented except as disclosed in Note 4(a).

The significant judgements the Company made in applying its accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in Note 5.

(a)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, foreign currency denominated monetary assets and liabilities are translated using the period end foreign exchange rate whereas non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value in a foreign currency are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the consolidated statements of income and comprehensive income.

(ii)	Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and its associates, including the Juanicipio Mine, is the United States dollar (“US$”).

The Company’s reporting and presentation currency is the US$.

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MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

(b)	Inventories

Inventories at Juanicipio include production inventory, and materials and supplies inventory.

All inventories at Juanicipio are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and estimated costs necessary to make the sale.

(i)	Production inventories

Production inventory consists of stockpiled ore, work-in-process, and concentrate.

The cost of production inventories includes:

●	operating costs, which include employee costs, material costs and contractor expenses which are directly attributable to the extraction and processing of mineralized material;
●	amortization of property, plant and equipment used in the extraction and processing of mineralized material; and
●	related production overheads.

The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered.

(ii)	Materials and supplies inventory

An allowance for obsolete and slow-moving inventories is determined by reference to specific items of inventory based on usage profile. A regular review is undertaken to determine the extent of such an allowance.

(c)	Investments in associates

The Company conducts the majority of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in each of Minera Juanicipio, S.A. de C.V. and Equipos Chaparral, S.A. de C.V., both Mexican incorporated companies (Note 9, “Investment in Juanicipio”). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investment in associates using the equity method. The Company aggregates its disclosures required under IFRS for interests in associates effectively involved in advancing the same business objective. Under the equity method, the Company’s investments in associates are initially recognized at cost and subsequently increased or decreased to reflect additional contributions or distributions and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in the consolidated statements of income and comprehensive income during the year. Intercompany interest on loans from the Company to its associates is recorded against its share of income from equity accounted investment, rather than as a separate line item in the consolidated statements of income and comprehensive income. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

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MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

Impairment

At the end of each reporting year, the Company assesses whether there is objective evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investments in associates as of December 31, 2023 and noted no impairment indicators. This assessment is generally made with reference to the timing of completing construction of the development project, future production, future silver, gold, lead and zinc prices, future capital requirements, future operating costs, exploration results achieved, and an assessment of the likely operating and estimated cash flow results to be achieved. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the consolidated statements of income and comprehensive income. When an impairment loss reverses in a subsequent year, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the consolidated statements of income and comprehensive income in the year the reversal occurs.

(d)	Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method (“UOP”). If no mineable ore body is discovered, such costs are expensed or written-off in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred on a prospective property prior to the Company obtaining the right to explore it, are expensed in the year in which they are incurred.

15

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the underlying project enters the development phase and exploration and evaluation assets are reclassified to mine development costs. Key considerations in concluding a project has entered development phase include, but are not limited to, sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, the Board of Directors has approved development of the project and the Company has sufficient financing in place to proceed with development.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the consolidated statements of income and comprehensive income. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent year, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the consolidated statements of income and comprehensive income in the year the reversal occurs.

(e)	Property, plant and equipment and mine development costs

Property, plant and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization of the 44% owned Juanicipio mine and plant is a component of the Company’s share of income (loss) from its equity investment in Juanicipio. With the exception of mobile equipment being amortized on a straight-line basis over its useful life, the majority of the Juanicipio mine and plant will be amortized over tonnes processed from proven and probable reserves, on a UOP basis, once each component enters commercial production.

The mine entered commercial production in January 2022 and the plant entered commercial production in June 2023. Upon both the mine and plant entering commercial production, the Company ceased capitalization of oversight expenditures associated with development of the Juanicipio Project and started to amortize such costs on a UOP basis.

Amortization on 100% owned and controlled assets is recognized in the consolidated statements of income and comprehensive income on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Exploration assets that become a mineable ore body are reclassified to mineral properties.

The amortization rates for 100% owned and controlled assets are as follows:

Building	4% declining balance
Computer and office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-use asset	straight-line over the earlier of the end of the lease term or useful life of the asset

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

(f)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)   The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)  It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)  By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

16

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting year and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting year. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each year to reflect the passage of time. This increase (accretion expense) is included in the consolidated statements of income and comprehensive income for the year.

Closure and reclamation

A provision for mine closure cost is made in respect of the estimated future costs of closure, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) based on a mine closure plan, in the accounting year when the related environmental disturbance occurs. The provision is discounted and the unwinding of the discount is included within finance costs. At the time of establishing the provision, a corresponding asset is capitalized where it gives rise to a future economic benefit and is depreciated over future production from the mine to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates or life of operations. Changes to estimated future costs are recognized in the statement of financial position by adjusting the mine closure cost liability and the related asset originally recognized.

Decommissioning assets depreciate over the estimated production period of the mining and processing facilities. The depreciation and amortization charge is recognized in the consolidated statements of income and comprehensive income as part of production costs.

(g)	Income taxes

Income tax is comprised of current and deferred tax. Income tax is recognized in the consolidated statements of income and comprehensive income except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on taxable income for the year of each entity in the consolidated group, using tax rates enacted or substantively enacted, at the end of the reporting year.

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

17

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

(h)	Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through the consolidated statements of income and comprehensive income (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)	Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of income and comprehensive income. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL.

(ii)	Financial assets at FVTOCI

Equity instruments that are designated at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument basis) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value in other comprehensive income (loss) is not recycled to the consolidated statements of income and comprehensive income but transferred only within equity.

(iii)	Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s loans to Mineria Juanicipio, S.A. de C.V. and Equipos Chaparral, S.A. de C.V., and accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting year (see impairment below).

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition.

18

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables which are classified at amortized cost.

(i)	Debt

Debt is initially recorded at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of income and comprehensive income over the period of the debt using the effective interest method.

(j)	Share capital

The Company records proceeds from share issuances net of issue costs. The Company records proceeds from the exercise of stock options as share capital in the amount for which the option enabled the holder to purchase a share in the Company. Share capital issued for non-monetary consideration is recorded at the fair value of the non-monetary consideration received, or at the fair value of the shares issued if the fair value of the non-monetary consideration cannot be measured reliably, on the date of issue.

(k)	Share-based compensation

The fair value of equity-settled share-based compensation awards are estimated as of the date of the grant and recorded as share-based compensation expense in the consolidated statements of income and comprehensive income over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted for actual forfeitures at each reporting year. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based compensation awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

19

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

(l)	Revenue

The Juanicipio Mine recognizes revenue for silver, gold, lead and zinc from concentrate sales, net of treatment and refining charges, when it satisfies the performance obligation of transferring control of the concentrate to the customer. This generally occurs as material is received at the customer’s plant, as the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the material and the customer has the risk of loss. The Juanicipio revenues are based on estimated metal quantities based on assay data and on a provisional price. The receivable is marked to market for changes in price differences each year prior to final settlement. The Juanicipio Mine also adjusts estimated metal quantities used in computing provisional revenues based on new information and assay data from the smelter/refinery as it is received (if any). MAG only includes in the transaction price the amount which is not highly likely to be subject to significant subsequent revenue reversal. A provisional payment is generally due by the 15th of the month following delivery of the concentrate to the customer. Final payment is due upon final settlement of price and quantity in accordance with the contractual terms of the sale.

(m)	Income per common share

Basic income per share is based on the weighted average number of common shares outstanding during the year.

Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

(n)	Asset acquisitions

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

4.	CHANGES IN ACCOUNTING STANDARDS

(a)	Accounting standards adopted during the year

During 2023, the Company adopted the following amendments to standards:

●

Amendments to IAS 12, Income Taxes (effective January 1, 2023) clarify how companies should account for deferred tax related to assets and liabilities arising from a single transaction, such as leases and decommissioning obligations. The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of the related asset and liability. The implementation of these amendments did not have a significant impact on the Company’s tax provision for its December 31, 2023 financial statements.

20

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

●

Amendments to IAS 12, International Tax Reform — Pillar Two Model Rules. The Company adopted amendments to IAS 12 Income taxes in response to the Organization for Economic Co-operation and Development's (OECD) Pillar Two model tax rules (also known as the Global Minimum Tax) adopted through amendments to IAS 12, International Tax Reform — Pillar Two Model Rules (effective January 1, 2023). The amendments provide that an entity has to disclose separately its current tax expense related to Global Minimum Tax as well as a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities. The amendments also provide that in a year where the Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation. The Company has applied the mandatory temporary exemption regarding deferred taxes. The adoption of these amendments did not have a material impact on these consolidated financial statements.

(b)	Accounting standards and amendments issued but not yet adopted

The Company has not applied the following amendments to standards that have been issued but are not yet effective:

●

Amendments to IAS 1, Presentation of Financial Statements. The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting year and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting year affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting years beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

21

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

5.	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

(a)	Significant judgements

In preparing the consolidated financial statements, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Equity investments

In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

●	The purpose and design of the investee entity.
●	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
●	The size of the company’s equity ownership and voting rights, including potential voting rights.
●	The size and dispersion of other voting interests, including the existence of voting blocks.
●

Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

●	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in Note 3. If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in Note 3. If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in Note 3.

(ii)	Impairment of non-current assets

Non-current assets are tested for impairment at the end of each reporting year if, in management’s judgement, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable resources and reserves; (ii) changes in metal prices, capital and operating costs and interest rates; and (iii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

22

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

In addition, the application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is probable that future economic benefits are likely, either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether the technical feasibility and commercial viability of extracting a mineral resource is demonstrable. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the consolidated statements of income and comprehensive income in the year when the new information becomes available.

As at December 31, 2023 and December 31, 2022, the Company did not have any indicators of impairment.

(iii)	Commercial production

The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences. In determining commercial production and when the mine and processing facility are available for use in the manner intended by management, the following factors are considered:

●	Operational commissioning of major mine and plant components is complete;
●	Intended operating results are being achieved consistently for a period of time (i.e. consistent level of throughput, sustained plant recovery levels, etc);
●	There are indicators that these operating results will be continued; and
●

Other factors are present, including one or more of the following: a significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Declaration of commercial production at Juanicipio

The Juanicipio mine and related mining infrastructure achieved commercial production on January 1, 2022. Following a successful commissioning period, the Juanicipio processing facility had been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%. With all major construction activities completed and the Juanicipio mine, processing facility and other vital systems all operating in line with, or rapidly approaching design capacity, commercial production at the Juanicipio processing facility was declared effective June 1, 2023.

23

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

With the declaration of commercial production, Juanicipio began depreciating all assets related to processing and associated facilities. In addition, the Company commenced depreciating exploration expenditures at Juanicipio that were capitalized in accordance with the Company’s accounting policies as well as project oversight expenditures incurred by MAG (Note 9).

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

(i)	Revenue

Revenue recorded at the Juanicipio Mine, which is reflected as a component in the Company’s consolidated statements of income and comprehensive income from its equity accounted investment in Juanicipio, is based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for final price and quantity in a later period.

(ii)	Provision for reclamation

Management assesses the closure and reclamation obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in the jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the inflation and discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

(iii)	Contingent liabilities

The Company is subject to various tax, legal and other disputes, the outcomes of which cannot be assessed with a high degree of certainty. A liability is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. By their nature, these provisions will only be resolved when one or more future events occur or fail to occur, which will bring resolution to their underlying cases. The assessment of such provisions inherently involves the exercise of significant judgment of the potential outcome of future events.

24

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

(iv)	Fair value measurement: share-based compensation

The Company uses valuation techniques (Note 3(m)) in measuring the fair value of equity-settled share-based compensation awards, which requires the Company to make certain estimates, judgements, and assumptions in relation to the expected life, expected volatility, expected risk‐free rate, expected forfeiture rate, and expected future market conditions of the various equity based units, as applicable.

The fair value of stock options is estimated using the Black-Scholes option valuation model, and related required estimates, judgements, and assumptions include stock options expected life, expected volatility, expected risk‐free rate, and expected forfeiture rate. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model, projecting the performance of the Company and, if applicable, the relevant market index against which the Company’s performance is compared. In assessing the vesting of performance share units awarded with market price conditions the Company may be required to make certain estimates, judgements, and assumptions in relation with future market conditions. The fair value of performance share units with non-market performance conditions, restricted and deferred share units are based on the fair market value of a common share equivalent on the date of grant.

6.	ACQUISITION OF GATLING EXPLORATION INC.

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a Canadian dollar (“C$”) $3 million convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the BCABC (the “Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder Project (the “Larder Project”). Under the terms of the Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG issued a total of 774,643 common shares to the shareholders of Gatling in connection with the Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants (Note 11). A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 common shares of the Company.

The Company has determined that the Transaction did not meet the definition of business combination under IFRS 3, Business Combinations and accordingly, has been accounted for as an asset acquisition.

25

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

The purchase price allocation requires management to estimate the relative fair value of identifiable assets acquired and liabilities assumed.

The following tables summarize the fair value of the consideration given and the relative fair values of identified assets and liabilities recognized as a result of the Transaction.

Total shares issued on close:	774,643

$
MAG share price – C$	18.54
USD exchange rate	0.7807
MAG share price – US$	14.47

Value of shares on close of Transaction	11,212
Value of convertible note receivable	2,392
Value of replacement options and warrants	85
Transaction costs	350
Value of consideration paid	14,039

Identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payable and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

26

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended
	December 31	December 31
	2023	2022
	$	$
Accounting and audit	751	606
Compensation and consulting fees	4,985	4,648
Depreciation and amortization	352	136
Filing and transfer agent fees	354	335
Amortization of deferred financing fees	84	-
General office expenses	847	530
Insurance	1,466	2,024
Juanicipio oversight costs	687	-
Legal	433	244
Share-based compensation expense (see Note 11)	2,894	3,250
Shareholder relations	445	419
Travel	296	160
	13,594	12,352

8.	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2023	2022
	$	$
Receivable from Minera Juanicipio (Notes 9 & 17)	855	323
Value added tax (“IVA” and “GST”)	700	382
Other receivables	4	3
	1,559	708

9.	INVESTMENT IN JUANICIPIO

Minera Juanicipio was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions. Equipos Chaparral owns the processing facility and mining equipment which is leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” or, the “Juanicipio Mine.”

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

27

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,314,877 common shares of the Company as at December 31, 2023, as publicly reported by Fresnillo.

The Company has recorded its Investment in Juanicipio using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income (loss) from Juanicipio.

Changes during the year of the Company’s investment relating to its interest in Juanicipio are detailed as follows:

	December 31,	December 31,
	2023	2022
	$	$
Balance, beginning of year	338,316	291,084
Juanicipio oversight expenditures incurred 100% by MAG	384	719
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(305)	-
Cash contributions and advances to Juanicipio (3)	24,992	8,140
Loan repayments from Juanicipio (2)	(25,714)	-
Total for the period	(642)	8,859
Income from equity accounted Investment in Juanicipio	65,099	40,767
Interest earned, net of recontributions, reclassified to accounts receivable (1)	(8,150)	(2,394)
Balance, end of year	394,622	338,316

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. For the year ended December 31, 2023, the Company earned interest, net of recontributions, amounting to $8,150 (year ended December 31, 2022: $2,394) while $7,639 of interest payments were received from Juanicipio ( December 31, 2022: $3,564).

(2) During the year ended December 31, 2023, a $7,251 loan to Juanicipio was converted into equity ( December 31, 2022: nil).

(3) Of the $24,992 cash contributions and advances made to Juanicipio during the year ended December 31, 2023, $22,726 was in the form of loans whereas $2,276 was in the form of equity ( December 31, 2022: $8,140 in the form of loans).

28

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Juanicipio Statements of Income

	For the year ended
	December 31,	December 31,
	2023	2022
	$	$

Sales	442,288	215,736
Cost of sales:
Production cost	171,830	61,985
Depreciation and amortization	68,475	20,913
Cost of sales	240,305	82,898
Gross profit	201,983	132,838

Consulting and administrative expenses	(18,768)	(8,436)
Extraordinary mining and other duties	(4,945)	(349)
	178,270	124,053

Exchange losses and other	(2,937)	(5,160)
Interest expense	(18,524)	(2,298)
Income tax expense	(27,381)	(26,348)

Net income	129,428	90,247

MAG's 44% portion of net income	56,948	39,709
Interest on Juanicipio loans - MAG's 44%	8,150	1,058
MAG's 44% equity income	65,099	40,767

29

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

Juanicipio Statements of Financial Position

	December 31,	December 31,
	2023	2022
	$	$
Assets

Current assets
Cash and cash equivalents	42,913	1,102
Value added tax and other receivables	3,162	13,945
Income tax receivable	3,758	-
Concentrate sales receivable	56,532	24,098
Inventories
Stockpiles	2,417	26,020
Metal concentrates	2,361	-
Materials and supplies	18,414	10,081
Prepaids and other assets	5,501	7,756
	135,058	83,002
Non-current assets
Right-of-use assets	1,590	1,336
Mineral interests, plant and equipment	794,512	779,735
Deferred tax assets	24,336	11,259
	820,438	792,330
Total assets	955,496	875,332

Liabilities

Current liabilities
Payables	22,167	34,678
Interest and other payables to shareholders	12,160	13,460
Taxes payable	14,395	36,259
	48,722	84,397
Non-current liabilities
Lease obligation	1,597	1,329
Provisions
Reserves for retirement and pension	112	29
Reclamation and closure	3,605	3,073
Deferred tax liabilities	9,439	22,242
	14,753	26,673
Total liabilities	63,475	111,070

Equity

Shareholders' equity including shareholder advances	892,021	764,262
Total equity	892,021	764,262
Total liabilities and equity	955,496	875,332

30

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

Juanicipio Statements of Cash Flows

	For the year ended
	December 31,	December 31,
	2023	2022
	$	$
Operating activities
Net income	129,428	90,247
Items not involving cash
Depreciation	68,475	20,913
Deferred income tax expense and special mining duty	27,381	26,348
Interest incurred on loans	18,524	2,298
Write-off of fixed asset	-	3,676
Other	3,304	3,711
Income tax and special mining duty payments	(83,875)	(11,570)
Change in other operating working capital	(18,172)	(6,361)
Net cash from operating activities	145,064	129,261

Investing activities
Capital expenditures including plant, mine development and exploration	(84,881)	(156,040)
Other	1,487	282
Net cash used in investing activities	(83,393)	(155,758)

Financing activities
Loans and other capital provided by shareholders	56,800	18,500
Repayments of loans to shareholders	(58,441)	255
Interest paid to shareholders	(17,409)	(9,460)
Payment of lease obligations	(856)	(854)
Net cash (used in) from financing activities	(19,906)	8,440

Effect of exchange rate changes on cash and cash equivalents	46	186

Increase (decrease) in cash and cash equivalents during the year	41,811	(17,870)

Cash and cash equivalents, beginning of year	1,102	18,972

Cash and cash equivalents, end of year	42,913	1,102

31

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

10.	EXPLORATION AND EVALUATION ASSETS

a)

In 2018, the Company entered into an option agreement with a private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in each of 2022 and 2023. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,150 over the next 6 years and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of December 31, 2023, the Company has incurred $27,008 of eligible exploration expenditures on the property). As at December 31, 2023, the Company has also bonded and recorded a $484 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

b)

During the year ended December 31, 2022, through the acquisition of Gatling the Company acquired 100% of the Larder Project in Ontario (Note 6). As at December 31, 2023, the Company incurred $10,116 in exploration and evaluation expenditures after acquisition costs, of which $3,634 were drilling costs.

c)

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. The Company provided formal notice that it would not be making the final $150 option payment in May 2022 and concurrently wrote-down the property’s full carrying amount of $10,471 during the year ended December 31, 2022.

32

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on these projects:

	December 31,	December 31,
	2023	2022
	$	$
Deer Trail
Option and other payments	275	210
Total acquisition costs	275	210
Geochemical	590	422
Camp and site costs	875	713
Drilling	3,959	6,255
Geological consulting	1,185	964
Geophysical	120	325
Land taxes and government fees	213	232
Legal, community and other consultation costs	343	303
Travel	190	167
Total for the year	7,750	9,591
Balance, beginning of year	19,565	9,974
Total Deer Trail Project cost	27,315	19,565
Larder project
Acquisition (Note 6)	-	15,187
Option and other payments	-	19
Total acquisition costs	-	15,206
Geochemical	1,117	112
Camp and site costs	772	127
Drilling	2,402	1,232
Geological consulting	1,764	450
Geophysical	1,074	314
Land taxes and government fees	43	19
Legal, community and other consultation costs	347	176
Travel	109	58
Total for the year	7,628	17,694
Balance, beginning of year	17,694	-
Total Larder Project cost	25,322	17,694
Black Hills
Geochemical	-	5
Camp and site costs	-	1
Geological consulting	-	127
Geophysical	-	3
Land taxes and government fees	-	7
Legal, community and other consultation costs	-	46
Travel	-	2
Total for the year	-	191
Balance, beginning of year		10,280
Less: Amounts written off	-	(10,471)
Total Black Hills Project cost	-	-
Total Exploration and Evaluation Assets	52,637	37,259

33

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

11.	SHARE CAPITAL

a)	Public Offerings

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares, at a price of $14.65 per common share.

On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 common shares on a “flow-through” basis” (as defined in the Income Tax Act (Canada)) (the Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share. The premium paid by investors on the flow-through shares was calculated as $3.08 per share. Accordingly, $2,986 was recorded as flow-through share premium liability (Note 12).

The aggregate gross proceeds from the combined bought deal public offering and bought deal private placement amounted to $59,691. The Company paid commissions to underwriters of $3,010 and legal and filing fees totalling $932 yielding net proceeds of $55,749.

b)	Stock options

The Company may enter into Incentive Stock Option Agreements in accordance with the Company’s Stock Option Plan (the “Plan”). On June 26, 2023, the Shareholders re-approved the Plan. The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 11(f)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years.

34

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s stock options activity, excluding the Gatling replacement options (Note 6), for the year ended December 31, 2023.

	Stock options activity	Weighted average exercise price (C$/option)

Outstanding, January 1, 2022	988,727	16.77
Granted	230,089	18.86
Exercised for cash	(100,678)	13.79
Exercised cashless	(105,344)	16.52

Outstanding, December 31, 2022	1,012,794	17.56
Granted	236,928	16.42
Expired	(20,000)	19.41
Forfeited	(13,564)	18.35
Exercised for cash	(28,787)	14.34

Outstanding, December 31, 2023	1,187,371	17.37

During the year ended December 31, 2023, the Company recorded a share-based compensation expense of $1,124 ( December 31, 2022: $1,393) and capitalized $165 ( December 31, 2022: $52) to exploration and evaluation assets relating to stock options to employees and consultants. Furthermore, 236,928 stock options ( December 31, 2022: 230,089) were granted with 76,344 ( December 31, 2022: 52,182) vesting in 12 months, 76,355 ( December 31, 2022: 16,234) vesting in 24 months and another 76,361 ( December 31, 2022: 16,234) vesting in 36 months.

35

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s stock options, excluding the Gatling replacement options (Note 6), outstanding and exercisable as at December 31, 2023.

Exercise price	Number	Number	Weighted avg. remaining
(C$/option)	Outstanding	Exercisable	contractual life (years)
13.46	209,432	209,432	0.28
14.98	239,333	239,333	1.16
16.09	6,021	-	4.25
16.43	223,039	-	4.25
17.02	100,000	33,333	3.38
20.20	110,998	37,794	3.27
21.26	50,000	33,333	2.92
21.29	9,191	3,063	3.27
21.57	189,357	189,357	1.94
23.53	50,000	33,333	2.05
13.46 - 23.53	1,187,371	778,978	2.24

The Company determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,	December 31,
	2023	2022
Risk-free interest rate	3.53%	2.58%
Expected volatility	57%	61%
Expected dividend yield	nil	nil
Expected life (years)	3	3

In 2022, the Company issued 43,675 replacement stock options pursuant to the Gatling acquisition (Note 6) of which 27,719 replacement stock options expired unexercised. The following table summarizes the Gatling replacement options that are outstanding and exercisable as at December 31, 2023:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
21.40	1,706	1,706	0.55
21.68 - 21.93	9,986	9,986	0.62
25.80	4,264	4,264	0.05
21.40 - 25.80	15,956	15,956	0.46

36

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

(c)	Restricted and performance share units

On June 26, 2023, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of RSUs and PSUs. The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 11(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled.

The following table summarizes the Company’s RSUs activity for the year ended December 31, 2023.

	RSU activity	Weighted average fair value (C$/RSU)

Outstanding, January 1, 2022	24,109	18.44
Granted	84,644	18.71
Exercised	(7,694)	13.79

Outstanding, December 31, 2022	101,059	18.47
Granted	56,425	16.42
Forfeited	(4,244)	17.07
Exercised	(54,985)	17.19

Outstanding, December 31, 2023	98,255	17.82

During the year ended December 31, 2023, the Company recorded share-based compensation expense of $671 ( December 31, 2022: $731) and capitalized $91 ( December 31, 2022: $0) to exploration and evaluation assets relating to RSUs to employees and consultants. Furthermore, 56,425 RSUs ( December 31, 2022: 84,644) were granted with 17,725 ( December 31, 2022: 52,182) vesting in 12 months, 17,734 ( December 31, 2022: 16,234) vesting in 24 months and another 17,739 ( December 31, 2022: 16,234) vesting in 36 months.

37

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s PSUs activity for the year ended December 31, 2023.

	PSU activity	Weighted average fair value (C$/PSU)

Outstanding, January 1, 2022	240,765	14.61
Granted	87,375	20.30
Forfeited	(6,567)	16.65
Exercised	(90,318)	11.53

Outstanding, December 31, 2022	231,255	17.91
Granted	156,861	16.42
Forfeited	(43,047)	19.71
Exercised	(57,620)	13.17
	-	-
Outstanding, December 31, 2023	287,449	17.78

During the year ended December 31, 2023, the Company recorded share-based compensation expense of $229 ( December 31, 2022: $619) and capitalized $131 ( December 31, 2022: $0) to exploration and evaluation assets relating to PSUs to employees and consultants. Furthermore, 156,861 PSUs were granted ( December 31, 2022: 87,375) under the Company’s Share Unit Plan with a five-year term. Of the grant, 117,646 PSUs ( December 31, 2022: 65,531) vest upon the achievement of specified performance targets over a three-year performance period. The remainder of the grant, 39,215 PSUs ( December 31, 2022: 21,844) are subject to a market share price performance factor measured over a three-year performance period.

(d)	Deferred share units

On June 26, 2023, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

38

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s DSUs activity for the year ended December 31, 2023.

	DSU activity	Weighted average fair value (C$/DSU)

Outstanding, January 1, 2022	469,373	14.15
Granted	37,037	18.49
Exercised	(86,295)	12.84
	-	-
Outstanding, December 31, 2022	420,115	14.80
Granted	78,474	14.81
Outstanding, December 31, 2023	498,589	14.80

During the year ended December 31, 2023, the Company recorded share-based compensation expense of $869 ( December 31, 2022: $507) relating to DSUs to directors. Furthermore, 70,882 DSUs were granted under the plan and 7,592 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash ( December 31, 2022: 32,426 and 4,611 respectively).

(e)	Replacement warrants

In 2022, the Company issued 53,508 replacement warrants pursuant to the Gatling acquisition (Note 6), all of which expired unexercised.

(f)	Diluted earnings per share

	December 31,	December 31,
	2023	2022
Net earnings	48,656	17,594
Basic weighted average number of shares outstanding	102,486,986	98,420,906
Effect of dilutive common share equivalents:
Stock options	51,971	96,894
Restricted and performance share units	93,007	39,815
Diluted weighted average number of shares outstanding	102,631,964	98,557,615

Diluted earnings per share	$0.47	$0.18

As of December 31, 2023, there are 748,541 anti-dilutive stock options ( December 31, 2022: 627,008), 292,697 anti-dilutive restricted and performance share units ( December 31, 2022: 292,498), and 498,589 anti-dilutive deferred share units ( December 31, 2022: 420,115).

39

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

12.	FLOW-THROUGH PREMIUM LIABILITY

As at December 31, 2023, the Company has a flow-through share premium liability of $1,969 ( December 31, 2022: nil) in relation to the flow-through share financing completed on February 16, 2023 (see Note 11(a) for full details of the financing). Flow-through shares are issued at a premium, and in the Company’s case, considering the separate offerings for flow-through shares and standard public offering for common shares both made on January 25, 2023, this premium has been calculated as the difference between the pricing of a flow-through share and that of a common share from the public offering made on the same date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. Below is a summary of the flow-through financing and the related flow-through share premium liability generated.

	Shares issued	Flow-through share price $	Premium per flow through share price $	Flow-through premium liability $

February 2023 Financing	969,450	17.67	3.08	2,986

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures	Flow-through premium liability
	$	$
Balance at January 1, 2023	-	-
Flow-through funds raised	17,133	2,986
Flow-through eligible expenditures	(5,835)	(1,017)

Balance at December 31, 2023	11,298	1,969

The Company renounced the entirety of tax deductions from incurred and not yet incurred eligible spend to its shareholders of flow-through shares as at December 31, 2023 (see Note 20).

13.	DEBT FACILITY

In October 2023 the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal. There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The credit facility will bear interest on a sliding scale of SOFR or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be paid back in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at December 31, 2023, the Company is in compliance with all applicable covenants.

40

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

As of December 31, 2023, the Company has not drawn down any funds from its revolving credit facility, and as a result expensed $48 of commitment fees. Expenditures of $993 related to this debt facility have been capitalized to deferred financing fees, of which $84 has been amortized for the year ended December 31, 2023.

14.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprised of share capital, equity reserve, accumulated other comprehensive income and deficit), its undrawn Credit Facility (see Note 13) and lease obligation, net of cash and investments in equity securities as follows:

	December 31,	December 31,
	2023	2022
	$	$
Equity	506,757	401,696
Lease obligation	154	261
Cash	(68,707)	(29,955)
Investments	(8)	(11)
Total	438,196	371,991

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

As at December 31, 2023, the Company does not have any long-term debt outstanding, is in compliance with all applicable Credit Facility covenants, and is not subject to any other externally imposed capital requirements.

41

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and advancement of mineral projects in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (Note 9). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, and to a lesser extent, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate cash flow. Juanicipio does not hedge any of the commodities produced and does not have any such positions outstanding at December 31, 2023.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, has revenue from its operations as described in Note 9. Juanicipio sells and receives payment for its concentrates at market terms, under an offtake agreement with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. The Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s practice is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries.

42

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loans receivable from Juanicipio which is classified as an Investment in Juanicipio in the audited consolidated statements of financial position, as follows:

	December 31,	December 31,
	2023	2022
	$	$
Cash	68,707	29,955
Accounts receivable (Note 8)	1,559	708
Juanicipio loans (Notes 9 & 18)	94,414	104,653
	164,680	135,316

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and mineral projects advancement plans, and its various optional property and other commitments (Notes 9, 10 and 18). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

To increase its flexibility with regards to access to capital, on October 4, 2023 the Company executed definitive documentation for a $40,000 senior secured revolving credit facility with the Bank of Montreal (see Note 13 for full details of the debt facility).

The Company estimates it has the ability to fund the next 12 months of corporate and exploration expenses with its liquidity position, and the Company's  overall liquidity risk has not changed significantly from December 31, 2022. Future liquidity may therefore depend upon the Company’s ability to repatriate capital from Juanicipio, arrange additional debt or additional equity financing.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and C$, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

43

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

Exposure to currency risk

As at December 31, 2023, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$
Cash	8	2,187
Accounts receivable	120	651
Prepaid expenses	-	986
Investments	-	8
Accounts payable	(95)	(2,466)
Lease obligations	-	(154)
Net (liabilities) assets exposure	33	1,212

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will increase the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at December 31, 2023 is 564 thousand pesos ( December 31, 2022: 8.9 million pesos net monetary liabilities). A 10% appreciation or depreciation in the peso against the US$ would have an immaterial effect on the Company’s income (loss) before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (Note 9). The Company accounts for this investment using the equity method and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Note 9) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at December 31, 2023 is 545 million pesos ( December 31, 2022: 744 million). A 10% appreciation in the peso against the US$ would result in a loss before tax at December 31, 2023 of $3,584 ( December 31, 2022: $4,269) in Juanicipio, of which the Company would record its 44% share being $1,577 loss from equity investment in Juanicipio ( December 31, 2022: $1,878 loss), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

44

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are predominantly denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at December 31, 2023 is C$1.4 million ( December 31, 2022: C$1.1 million net monetary liabilities). A 10% appreciation or depreciation in the C$ against the US$ would have a $160 effect on the Company’s income (loss) before tax.

(e)	Interest rate risk

The Company’s interest income earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

The Company long-term credit facility is based on variable interest rate, where it will bear interest on a sliding scale of SOFR or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. As of December 31, 2023, the Company has not drawn down any funds from its revolving credit facility.

16.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, and trade and other payables. The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

45

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at December 31, 2023	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	8	-	-	8

As at December 31, 2022	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	11	-	-	11

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2023 or during the year ended December 31, 2022.

17.	SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration and advancement of mineral projects in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Mine, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

18.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs.

46

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2023	2022
	$	$
Fees related to Dr. Megaw:
Exploration and marketing services	393	372
Travel and expenses	39	30
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	55	54
Field exploration services	180	165
Share-based payments (Note 11)	443	456
	1,110	1,077

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal Asset	MAG’s Effective interest
			2023 (%)	2022 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

As at December 31, 2023, Fresnillo and the Company have advanced, on a net basis, $214,586 as shareholder loans (MAG’s 44% share $94,414) to Juanicipio, bearing interest at 1 and 6 months SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest incurred by Juanicipio was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. From January 2023, with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by Juanicipio for the year ended December 31, 2023 totalling $8,150 (year ended December 31, 2022: $1,058) has therefore been included in MAG’s income from equity investment in Juanicipio.

47

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2023 and 2022, compensation of key management personnel (including directors) was as follows:

	For the year ended
	December 31,	December 31,
	2023	2022
	$	$
Salaries and other short term employee benefits	1,949	2,075
Severance paid to a former executive	-	382
Share-based compensation (non-cash) (Note 8)	2,532	1,774
	4,481	4,231

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Sustainability Officer.

19.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at December 31, 2023 for committed exploration work and committed other obligations.

		Less than 1			More than 5
	Total	year	1-3 Years	3-5 Years	years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Consulting contract commitments	857	307	550	-	-
Total Obligations and Commitments	857	307	550	-	-

1.

According to the operator, Fresnillo, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $13,779 ( December 31, 2022: $47,809), with respect to Juanicipio on a 100% basis as at December 31, 2023.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

48

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

20.	INCOME TAXES

The income taxes recognized in the consolidated statements of income and comprehensive income are as follows:

	For the year ended
	December 31,	December 31,
	2023	2022
	$	$
Deferred tax expense	(5,577)	(371)
Total income tax expense	(5,577)	(371)

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	For the year ended
	December 31,	December 31,
	2023	2022
	$	$
Income for the year before income taxes	54,236	18,015
Statutory tax rate	27%	27%

Income tax (expense) computed at statutory rates	(14,644)	(4,864)
Share issuance costs	1,050	-
Share based compensation	(762)	(878)
Mexican inflationary adjustments	788	2,429
Differing effective tax rate on loss in foreign jurisdiction	(1,904)	(1,156)
Equity accounted earnings from Investment in Juanicipio	22,398	13,060
Withholding tax on planned foreign earnings repatriation	(6,123)	(2,921)
Flow-through shares obligations	(3,814)	-
Unrecognized deferred tax assets	(21,072)	(7,239)
Impact of foreign exchange and other	17,055	1,198
Other	1,451	-
Total income tax (expense) benefit	(5,577)	(371)

49

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred tax assets and liabilities as at December 31, 2023 and 2022 are as follows:

	December 31,	December 31,
	2023	2022
	$	$
Deferred income tax assets
Non-capital losses	3,232	3,993
	3,232	3,993

Deferred income tax liabilities
Property and equipment	(819)	(826)
Investment in Juanicipio	(6,123)	(5,880)
Financing costs	(26)	-
Investments	(137)	(208)
Exploration and evaluation assets	(4,625)	-
	(11,730)	(6,914)

Net deferred income tax liability	(8,498)	(2,921)

The Company's movement of net deferred tax liabilities is described below:

	December 31,	December 31,
	2023	2022
	$	$
At January 1	(2,921)	(2,557)
Deferred income tax (expense) benefit through income statement	(5,577)	(371)
Deferred income tax benefit through OCI	-	7
At December 31	(8,498)	(2,921)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31,		December 31,
	2023	expiry dates	2022
	$		$
Non-capital losses	163,349	2024-2043	118,353
Exploration and evaluation assets	16,559	no expiry	15,915
Financing fees	5,109	2044-2046	3,242
Other	3,002	no expiry	1,141
Total	188,019		138,651

50

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(Expressed in thousands of US dollars unless otherwise stated)

At December 31, 2023, the Company has non-capital loss carry forwards in Canada aggregating $61,207 ( December 31, 2022: $57,196), which expire over the period between 2026 and 2043, available to offset future taxable income in Canada. None of these deductible temporary differences have been recognized.

At December 31, 2023, the Company has non-capital loss carry forwards in Mexico aggregating $100,880 ( December 31, 2022: $59,943) which expire over the period between 2023 and 2032, available to offset future taxable income in Mexico. None of these deductible temporary differences have been recognized.

At December 31, 2023, the Company has non-capital loss carry forwards in the United States of America aggregating $1,262 ( December 31, 2022: $1,214), available to offset future taxable income in the United States of America. None of these deductible temporary differences have been recognized.

21.	SUBSEQUENT EVENTS

On December 7, 2023 the Company, through its Gatling Exploration Inc. subsidiary, entered into an asset purchase agreement with Goldstake Explorations Inc. and Transpacific Resources Inc., whereby Gatling Exploration Inc. would purchase 100% ownership of the Goldstake property for consideration of C$5,000. Shareholder meetings of Goldstake Exploration Inc. and Transpacific Resources Inc. were held during March approving the transaction and the Company is in receipt of ministerial approvals for the transfer of the leases to Gatling Exploration Inc. The closing of the asset purchase agreement is scheduled for the second half of March 2024.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 Dated: March 18, 2024

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG info@magsilver.com

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the year ended December 31, 2023. It is prepared as of March 18, 2024 and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2023 (“2023 Financial Statements”) together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Cautionary Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements – Cautionary Note Regarding Forward-Looking Statements” at the end of this MD&A.

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” and “Cautionary Statements – Cautionary Note to Investors Concerning Estimates of Mineral Resources” at the end of this MD&A.

Qualified Persons

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., CPG, MAG’s Chief Exploration Officer and Gary Methven, P.Eng., Vice President, Technical Services; both are “Qualified Persons” for purposes of NI 43-101, Standards of Disclosure for Mineral Projects.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

2.	DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) investment in the 4,000 tonnes per day (“tpd”) Juanicipio mine (the “Juanicipio Mine” or “Juanicipio”), operated by Fresnillo plc (“Fresnillo”) (56%). The Juanicipio Mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project (as defined below) in Utah and the 100% owned Larder Project (as defined below), located in the historically prolific Abitibi region of Canada.

3.	HIGHLIGHTS – DECEMBER 31, 2023 & SUBSEQUENT TO THE YEAR END

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

✔	MAG reported net income of $48,659 ($0.47 per share) driven by income from Juanicipio (equity accounted) of $65,099 and Adjusted EBITDA[1] of $97,480 for the year ended December 31, 2023.

✔	MAG reported net income of $15,694 ($0.15 per share) driven by income from Juanicipio (equity accounted) of $21,069 and Adjusted EBITDA[1] of $29,787 for the three months ended December 31, 2023.

✔

A total of 346,766 tonnes of mineralized material at a silver head grade of 467 grams per tonne (“g/t”) was processed at Juanicipio during the fourth quarter (“Q4”). Milling performance for 2023 totalled 1,268,757 tonnes at a head grade of 472 g/t.

✔	Juanicipio achieved silver production of 4.5 million ounces during the fourth quarter. Silver production for 2023 totalled 16.8 million ounces.

✔

Juanicipio continued to capitalize on available milling capacity at the Saucito plant (100% Fresnillo owned) to maintain processing rates during periods of maintenance. Approximately 5% of the material processed during the fourth quarter was processed through the Saucito plant.

✔	Juanicipio delivered robust cost performance with cash cost[1] of $3.76 per silver ounce sold and all-in sustaining cost[1] of $9.17 per silver ounce sold in the fourth quarter.

✔

Juanicipio generated strong operating cash flow of $84,038 and free cash flow[1] of $61,993 in the fourth quarter. Operating cash flow and free cash flow[1] for 2023 totalled $145,064 and $60,814, respectively.

________________________

1 Adjusted EBITDA, total cash costs, cash cost per ounce, all-in sustaining costs, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the 2023 Financial Statements.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

✔	At the end of the year, Juanicipio held cash balances of $42,913, representing an increase of $41,811 over 2022, driven by strong operating cash flows.

✔	Juanicipio returned a total of $18,765 in interest and loan principal repayments to MAG during the fourth quarter. Interest and loan principal repayments returned to MAG during 2023 totalled $33,354.

✔	MAG concluded a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”) on October 4, 2023.

✔	Effective June 20, 2023, MAG was included in the NYSE Arca Gold Miners Index which is tracked by the VanEck Vectors Gold Miners ETF.

CORPORATE

✔

In September the Company published its second annual sustainability report underscoring its commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) commitments, practices and performance for the 2022 year. The 2022 sustainability report is supported by the MAG Silver 2022 ESG Data Table which discloses MAG’s historical ESG performance data. MAG’s 2022 sustainability report and MAG Silver 2022 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/#reports/[1].

✔

During early 2024, as part of the Company’s longer term succession planning, Dr. Lex Lambeck was promoted to the position of Vice President, Exploration. Lex has been the project manager for the Deer Trail Project in Utah since it was acquired by MAG in 2019, led by Dr. Peter Megaw. Lex’s leadership was instrumental in the application of the “Hub and Spoke” thesis at Deer Trail as well as the Carissa discovery demonstrating his strong skills in generative exploration in district scale settings which will be invaluable in overseeing the Company’s portfolio of exploration properties, including exploration at Juanicipio.

✔

Marc Turcotte, with his almost 10 years experience at MAG as Vice President, Corporate Development, was promoted to the position of Chief Development Officer. In this broader executive role, Marc will leverage his proven track record in identifying unique situations to zero-in-on and assess inorganic growth opportunities aligned with the Company's commitment to continued Tier-1 growth and expansion. Marc was the architect of the consolidation of the Deer Trail project in Utah as well as the catalyst behind the acquisition of Gatling Exploration which brought the Larder project into MAG’s portfolio of high quality, high impact exploration properties.

✔

Tom Peregoodoff was appointed to the Board of Directors of MAG effective January 1, 2024. Mr. Peregoodoff will fill the vacancy to be created by the planned retirement in June 2024 of Dan MacInnis, who does not plan to seek re-election at the Company’s 2024 annual general meeting of shareholders. Tom brings with him over 30 years of industry knowledge and leadership and has extensive experience in all aspects and stages of the global mining business, specializing in mineral exploration.

____________________

1 Information contained in or otherwise accessible through the Company’s website, including the 2022 sustainability report and MAG Silver 2022 ESG Data Table, do not form part of this MD&A and are not incorporated into this MD&A by reference.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

EXPLORATION

✔	Juanicipio:

●

Infill drilling at Juanicipio continued in 2023, with one rig on surface and one underground with the goal of upgrading and expanding the Valdecañas Vein System at depth and further defining areas to be mined in the near to mid-term.

●

During 2023, 13,273 metres (three months ended December 31, 2023: nil metres) and 22,015 metres (three months ended December 31, 2023: 6,686 metres), were drilled from surface and underground respectively. Drilling for the year, both surface and underground, was infill in nature and continues to confirm defined mineralization.

✔	Deer Trail Project, Utah:

●

Results from the 12,157 metres in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17, 2023 and August 3, 2023 (see news releases dated January 17, 2023 and August 3, 2023 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

●

On May 29, 2023 MAG started a Phase 3 drilling program focused on up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which is expected to be drilled next season and drilling has shifted to offset the Carissa discovery and test other high-potential targets.

●	During 2023, 5,525 metres (three months ended December 31, 2023: 1,609 metres) were drilled at high elevation with final results and interpretation pending.

✔	Larder Project, Ontario:

●

On July 12, 2023 drilling resumed at the Larder Project to test additional targets by the end of the year on the Cheminis and Bear areas. During 2023 17,504 metres were drilled at Swansea, Cheminis and Bear.

●

Cheminis Success: The magnetotellurics (“MT”) survey carried out in the summer of 2023 enabled modelling of the south volcanic gold zone at Cheminis and is proving to be applicable elsewhere across the property. Drilling in three successive Cheminis drillholes (GAT-23-019, 020A, and 021B, see Table 1 below) intersected grades of 1.1 to 20.3 g/t gold over core lengths of 0.6 - 11.1 metres demonstrating continuity. This also extended the gold-hosting mine sequence down to 700 metres below surface, more than 370 metres below the deepest workings in this portion of the Cadillac-Larder Break. Incorporating these results into the model should enhance predictability in follow-up drilling.

●

Bear Success: Increased predictability has led to continued success and further definition of the North Bear zone, especially in hole GAT-23-022NA (see Table 1 below) which cut 5.1 metres grading 4.6 g/t gold (including a high-grade zone of 1.4 metres grading 16.2 g/t gold). These intercepts extend gold mineralization to 650 metres below surface, and it remains open in all directions.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Table.1: 2023 Larder Drillholes Highlights

Hole ID	From (m)	To (m)	Length (m)[1]	Gold (g/t)	Lithology	Target/Zone
GAT-23-019	767.00	776.50	9.50	2.1	Mafic Volcanics	South Cheminis Mine Sequence Zone
Including	767.40	768.80	1.40	5.1	South Volcanics	South Cheminis Mine Sequence Zone
Including	767.80	768.00	0.30	11.0	South Volcanics	South Cheminis Mine Sequence Zone
and	945.00	955.00	10.00	1.1	Green Komatiites	North Cheminis Zone
Including	946.00	949.50	3.50	2.1	Green Komatiites	North Cheminis Zone
GAT-23-020A	605.30	605.90	0.60	9.4	Quartz Vein & South Volcanics	South Cheminis Zone
and	672.90	678.80	5.90	3.5	Komatiite-Syenite Contact	North Cheminis Zone
Including	676.30	678.80	2.50	6.3	Komatiite-Syenite Contact	North Cheminis Zone
Including	678.30	678.80	0.50	20.3	Green Komatiite-Syenite Contact	North Cheminis Zone
GAT-23-021B	757.40	768.50	11.10	3.2	Brecciated South Volcanics with Graphite	South Cheminis Mine Sequence Zone
Including	766.00	768.00	2.00	10.2	South Volcanics	South Cheminis Mine Sequence Zone
GAT-23-022NA	784.60	785.50	0.90	6.0	Green Komatiites	North Bear Zone
and	789.50	794.60	5.10	4.6	Green Komatiite with Graphite	North Bear Zone
Including	790.30	791.70	1.40	16.2	Quartz Vein with Graphite	North Bear Zone
Including	791.20	793.70	0.50	33.8	Quartz Vein with Graphite	North Bear Zone
and	939.50	940.20	0.70	5.7	South Volcanics	South Bear Zone

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

4.	RESULTS OF JUANICIPIO

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns Juanicipio. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral, are collectively referred to herein as “Juanicipio” or the “Juanicipio Mine”.

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted. The Company’s attributable equity interest in Juanicipio is 44%. As the second half of 2023 represents the first two full quarters of commercial production, comparative information presented below together with associated per unit values, where applicable, are not directly comparable.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months and years ended December 31, 2023 and 2022, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022

Metres developed (m)	3,875	2,917	14,864	12,999

Material mined (t)	316,644	225,752	1,097,289	792,693
Material processed (t)	346,766	165,786	1,268,757	646,148

Silver head grade (g/t)	467	415	472	520
Gold head grade (g/t)	1.37	1.32	1.27	1.39
Lead head grade (%)	1.35%	0.84%	1.14%	0.90%
Zinc head grade (%)	2.44%	1.60%	2.05%	1.72%

Silver payable ounces (koz)	4,151	1,826	15,318	8,697
Gold payable ounces (koz)	9.15	4.90	31.73	20.27
Lead payable pounds (klb)	8,675	2,332	25,862	9,892
Zinc payable pounds (klb)	13,533	3,688	36,881	14,898

a)	Health and Safety

During the three months and year ended December 31, 2023, the Total Reportable Injury Frequency Rate (which includes the Lost Time Injury and medical treatment or first aid cases reported per 1,000,000 hours worked) was 12.2 and 16.4 respectively (three months and year ended December 31, 2022: 16 and 15.6 respectively) and the Total Lost Time Injury Frequency Rate was 8.1 and 10.5 respectively (three months and year ended December 31, 2022: 8.7 and 7.5 respectively).

On December 31, 2023 there were 2,081 employees and contractors working at Juanicipio (526 employees and 1,555 contractors), for total hours worked of 1,233,800 and 4,759,200, for the three months and year ended December 31, 2023, respectively.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

b)	Mining

During the three months and year ended December 31, 2023 a total of 316,644 and 1,097,289 tonnes of mineralized material were mined, respectively. This represents an increase of 40% over Q4 2022 and 38% over 2022. Increases in mined tonnages at Juanicipio have been driven by the operational ramp up of the milling facility.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill has been chosen as the mining method for the higher levels in this section. Several longhole stopes have been in operation for the past year, and this is the preferred mining method through the main central section and eastern side of the Valdecañas Vein, and ultimately the west side as well, once ground conditions improve with depth.

c)	Processing

During the three months and year ended December 31, 2023 a total of 346,766 and 1,268,757 tonnes of mineralized material, respectively, were processed through the Juanicipio, Saucito and Fresnillo plants. This represents an increase of 109% over Q4 2022 and 96% over 2022. The increase in milled tonnage has been driven by the Juanicipio mill commissioning and operational ramp up. As reported by the operator, Fresnillo, the Juanicipio processing facility achieved nameplate capacity of 4,000 tpd during September 2023 with silver recovery consistently above 88%. Juanicipio continued to capitalize on available milling capacity at the Saucito plant (100% Fresnillo owned) to maintain processing rates during periods of maintenance. Approximately 5% of the material processed during the fourth quarter was processed through the Saucito plant.

The average silver head grade for the mineralized material processed in the three months and year ended December 31, 2023 was 467 g/t and 472 g/t respectively (three months and year ended December 31, 2022: 415 g/t and 520 g/t, respectively).

d)	Underground Development

Total underground development to December 31, 2023 is approximately 75 km (46.5 miles), including 3.88 km (2.41 miles) and 14.86 km (9.23 miles) completed during the three months and year ended December 31, 2023, respectively. Underground mine infrastructure is well advanced and development continues to focus on:

●	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;
●	making additional cross-cuts through the vein system and establishing mining stopes; and
●	integrating additional ventilation and other associated underground infrastructure.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

e)	Total cash costs and AISC

The following table provides a summary of the total cash costs1 and all-in sustaining costs1 (“AISC”) of Juanicipio for the three months and years ended December 31, 2023, and 2022.

Key mine performance data of Juanicipio (100% basis)	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022

Total operating cash costs (1)	14,180	12,754	88,080	40,522
Operating cash cost per silver ounce sold ($/oz) (1)	3.42	6.99	5.75	4.66

Total cash costs (1)	15,594	12,827	93,025	40,871
Cash cost per silver ounce sold ($/oz) (1)	3.76	7.03	6.07	4.70

All-in sustaining costs (1)	38,041	31,522	158,151	83,463
All-in sustaining cost per silver ounce sold ($/oz) (1)	9.17	17.27	10.32	9.60

f)	Exploration Update

The 2023 Juanicipio exploration program expenditures totalled $7,575 (three months ended December 31, 2023: $1,454), for drilling designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to explore other parts of the Juanicipio concession. During the year, 13,273 metres (three months ended December 31, 2023: nil metres) and 22,015 metres, (three months ended December 31, 2023: 6,686 metres) were drilled from surface and underground respectively. The 2023 surface drill program was completed during Q3 2023. Drilling focused on infilling the Valdecañas Vein System including the Anticipada, Pre-Anticipada and Venadas structures.

________________________

1 Total operating cash costs, operating cash cost per ounce, total cash costs, cash cost per ounce, all-in sustaining costs, and all-in sustaining cost per ounce are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the 2023 Financial Statements.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months and years ended December 31, 2023 and 2022.

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$	$	$	$
Sales	130,985	45,881	442,288	215,736
Cost of sales:
Production cost	(46,100)	(15,877)	(171,830)	(61,985)
Depreciation and amortization	(21,474)	(5,861)	(68,475)	(20,913)
Gross profit	63,412	24,143	201,983	132,838
Consulting and administrative expenses	(9,653)	(4,336)	(18,768)	(8,436)
Extraordinary mining and other duties	(1,413)	(73)	(4,945)	(349)
Interest expense	(4,609)	(1,188)	(18,524)	(2,298)
Exchange losses and other	(523)	(7,056)	(2,937)	(5,160)
Net income before tax	47,214	11,490	156,809	116,595
Income tax expense	(3,940)	(6,247)	(27,381)	(26,348)
Net income (100% basis)	43,274	5,243	129,428	90,247
MAG’s 44% portion of net income	19,041	2,307	56,948	39,709
Interest on Juanicipio loans - MAG's 44%	2,028	570	8,150	1,058
MAG’s 44% equity income	21,068	2,877	65,099	40,767

Year ended December 31, 2023

Sales increased by $226,552 during the year ended December 31, 2023, mainly due to 84% higher metal volumes and 5% higher realized metal prices.

Offsetting higher sales was higher depreciation ($47,561) as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment, and higher production cost ($109,845) which was driven by higher sales and operational ramp-up in mining and processing, including $44,027 in inventory movements as commissioning stockpiles were drawn down.

Other expenses increased by $28,932 mainly as a result of higher extraordinary mining and other duties ($4,596) related to higher precious metal revenues from the sale of concentrates, higher consulting and administrative expenses ($10,332) as an operator services agreement became effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine (the “Operator Services Agreement”), and higher interest incurred on shareholder loans ($16,227) which were completely expensed during 2023, whereas being only partly expensed with the rest capitalized to construction in progress during 2022.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Taxes increased by $1,033 impacted by deferred tax charges associated with fixed assets as well as higher taxable profits generated during the period.

Mineralized Material Processed at Juanicipio, Saucito and Fresnillo Plants (100% basis)

Year Ended December 31, 2023 (1,268,757 tonnes processed)				Year Ended December 31, 2022
Payable Metals	Quantity	Average Price $	Amount $	Amount $
Silver	15,317,765 ounces	23.66 per oz	362,457	188,722
Gold	31,735 ounces	1,978.07 per oz	62,774	36,958
Lead	11,731 tonnes	0.96 per lb.	24,746	9,380
Zinc	16,729 tonnes	1.15 per lb.	42,496	23,398
Treatment, refining, and other processing costs (2)			(50,185)	(42,722)
Sales			442,288	215,736
Production cost			(171,830)	(61,985)
Depreciation and amortization (1)			(68,475)	(20,913)
Gross Profit			201,983	132,838

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Three months ended December 31, 2023

Sales increased by $85,104 during the three months ended December 31, 2023, mainly due to 143% higher metal volumes and 5% higher realized metal prices.

Offsetting higher sales was higher depreciation ($15,613) as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment, and higher production cost ($30,223) which was driven by higher sales and operational ramp-up in mining and processing, including $11,968 in inventory movements.

Other expenses increased by $3,545 mainly as a result of higher extraordinary mining and other duties ($1,340) in relation to higher precious metal revenues from the sale of concentrates, higher consulting and administrative expenses ($5,317) as the Operator Services Agreement became effective upon initiation of commercial production, and higher interest incurred on shareholder loans ($3,421) which were completely expensed during the three months ending December 31, 2023, whereas being only partly expensed with the rest capitalized to construction in progress during the three months ending December 31, 2022, offset by lower exchange losses ($6,533).

Outweighing higher taxable profits for the period, taxes decreased by $2,307 impacted by deferred tax charges associated with fixed assets.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Mineralized Material Processed at Juanicipio and Saucito Plants (100% basis)

Three Months Ended December 31, 2023 (346,766 tonnes processed)				Three Months Ended December 31, 2022
Payable Metals	Quantity	Average Price $	Amount $	Amount $
Silver	4,150,584 ounces	24.14 per oz	100,186	41,235
Gold	9,146 ounces	2,066 per oz	18,900	9,061
Lead	3,935 tonnes	0.94 per lb.	8,146	2,184
Zinc	6,138 tonnes	1.14 per lb.	15,476	4,975
Treatment, refining, and other processing costs (2)			(11,723)	(11,574)
Sales			130,985	45,881
Production cost			(46,100)	(15,877)
Depreciation and amortization (1)			(21,474)	(5,861)
Gross Profit			63,412	24,143

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Cash Flow Results

The following table provides a summary of cash flows for Juanicipio on for the three months and years ended December 31, 2023 and 2022:

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$	$	$	$
Cash provided by (used in):
Operating activities	84,038	7,624	145,064	129,261
Investing activities	(21,741)	(34,736)	(83,393)	(155,758)
Financing activities	(42,997)	9,388	(19,906)	8,440
Impact of foreign exchange on cash and cash equivalents	178	650	46	186
Increase (decrease) in cash and cash equivalents during the period	19,479	(17,074)	41,810	(17,870)
Cash and cash equivalents, beginning of period	23,434	18,176	1,102	18,972
Cash and cash equivalents, end of period	42,913	1,102	42,913	1,102

a)	Cash flows from operating activities

During the year ended December 31, 2023, cashflow from operating activities increased by $15,803 as a result of higher operating margin driven by higher throughput and realized prices. This was offset by payments made to extinguish substantial 2022 tax and mining duty obligations (increase of $63,521 in income tax payments and $8,785 in mining duty tax payments).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the three months ended December 31, 2023, cashflow from operating activities increased by $76,414 due to higher operating margins driven by higher throughput and realized prices.

b)	Cash used in investing activities

During the year and three months ended December 31, 2023, the net cash used in investing activities decreased by $72,364 and $12,995, respectively. This decrease was mainly driven by lower initial capital development expenditures of $86,320 and $23,617, respectively, as the project progressed from the construction and development phase in 2022 to the commissioning and operational ramp-up phase in 2023.

c)	Cash from (used in) financing activities

During the year ended December 31, 2023, net cash used in financing activities increased by $28,347 due to $58,441 (December 31, 2022: $255) of loan repayments and $17,409 (December 31, 2022: $9,460) of loan interest payments to shareholders, offset by a $56,800 (December 31, 2022: $18,500) cash injection from shareholders (mainly to extinguish substantial tax and mining duty obligations, as mentioned above in a) Cash flows from operating activities).

During the three months ended December 31, 2023, net cash used in financing activities increased by $52,385 due to $38,441 (three months ended December 31, 2022: nil) of loan repayments and $4,251 (three months ended December 31, 2022: $8,903) of loan interest payments to shareholders, offset by a nil (three months ended December 31, 2022: $18,500) cash injection from shareholders.

d)	Liquidity position

With the plant completed and commercial production declared on June 1, 2023, all major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain nameplate production levels. Going forward, cash flow from ongoing operations, along with the cash held by Juanicipio at December 31, 2023 of $42,913 on a 100% basis, are expected to fund ongoing requirements.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

5.	DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to acquire and consolidate 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual exploration expenditures ($27,008 expended to December 31, 2023) and $2,000 in advanced royalty payments ($850 paid to December 31, 2023), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied.

The Company believes that the Deer Trail Project is a silver-rich CRD related to one or more porphyry intrusive centres. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

MAG’s exploration focus is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick, high-potential Redwall Limestone host rock sequence that lies just below the interlayered sedimentary and limestone section that hosts the historical Deer Trail mine mineralization. Based on this concept, and the recognition of apparent “feeder” structures to mineralization in the Deer Trail mine, three surface holes totaling 3,927 metres were drilled in 2021’s Phase 1 program (see Press Release September 7, 2021 under the Company’s SEDAR+ profile at www.sedarplus.ca). These three holes successfully fulfilled all three initial objectives by:

1)          Confirming that the thick section of regionally known Redwall Limestone and other favorable carbonate host rocks continues below the Deer Trail mine;

2)          Confirming and projecting two suspected mineralization feeder structures to depth; and

3)          Intercepting high-grade mineralization related to those structures in host rocks beneath the limits of historical drilling.

A follow-up Phase 2 program was completed in Q1 2023, and included 12,157 metres in total, results were reported on January 17, 2023 and August 3, 2023 (see news releases dated January 17, 2023 and August 3, 2023 available under the Company’s SEDAR+ profile at www.sedarplus.ca). Highlights include:

■

Carissa Zone Discovery: by far the most widespread mineralization and strongest alteration drilled on the property were cut by “Carissa Discovery” holes DT22-09 and 10. Both holes cut several hundred metres of progressively increasing Argentiferous (silver-bearing) Manganese-Oxide Mineralization (“AMOM”), marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasively mineralized skarn.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

■

DT22-09 intercepted 273.8 metres of distinctive sulfide lacing (mineralization) averaging 12 g/t silver, 0.2% copper, 0.1% lead and 0.2% zinc, with individual sulphide bands grading 59-266 g/t silver, 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc and trace-1.5 g/t gold.

■	The lacing zone in hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.

■	DT22-10 cut the same progression of alteration as DT22-09 over 115.6 metres before being lost in sulphide lacing mineralization.

■

DT22-11: drilled 400 metres north of Carissa discovery cut a 23.5 metre zone of multiple stacked semi-massive sulfide mantos, the best of which grades 150 g/t silver, 1.1 g/t gold, 0.8% copper, 4.9% lead and 4.1% zinc over 5.0 metres.

■	DT22-12: drilled 800 metres northwest of Carissa cut 33.0 metres grading 0.6 g/t gold encompassing four high-grade gold zones the best of which ran 6.1 g/t gold over 1.5 metres.

■	DT22-13: Drilled 1.7 kilometre southeast of the Carissa cut six strong copper-gold bearing structures, the best of which graded 2.2 g/t gold and 2.1% copper over 4.2 metres.

■

Mineralization intercepted in holes DT22-05 through 08 within the Deer Trail mine corridor differs compositionally and geologically from those observed at Carissa, indicating they were likely fed along a separate mineralization pathway from those responsible for Carissa.

■

The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems. The distinctly different mineralization styles of the separate zones are hallmark indicators of a significant, long-lived, multi-stage CRD, potentially sourced from a productive Porphyry Copper-Molybdenum intrusive center. Results obtained provide strong support for Phase 3 drilling, to seek that porphyry center.

■

A comprehensive data review was conducted in Q2 2023 following the completion of Phase 2 drilling which included revisiting previous holes, relogging of historic holes and interpretation/target generation. The result of this review has opened a number of new targets and solidified the 3 targets of the Phase 3 drilling campaign.

On May 29, 2023 MAG started the Phase 3 drilling program focused on up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. During 2023, 5,525 metres (three months ended December 31, 2023: 1,609 metres) were drilled at high elevation with final results and interpretation pending. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which is expected to be drilled next season and drilling has shifted to offset the Carissa discovery and test other high-potential targets.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the years ended December 31, 2023 and December 31, 2022, the Company has incurred the following exploration and evaluation expenditures on the Deer Trail Project:

	December 31,	December 31,
	2023	2022
	$	$
Deer Trail
Option and other payments	275	210
Total acquisition costs	275	210
Geochemical	590	422
Camp and site costs	875	713
Drilling	3,959	6,255
Geological consulting	1,185	964
Geophysics	120	325
Land taxes and government fees	213	232
Legal, community and other consultation costs	343	303
Travel	190	167
Total for the year	7,750	9,591
Balance, beginning of year	19,565	9,974
Total Deer Trail Project cost	27,315	19,565

6.	LARDER PROJECT

BACKGROUND AND HISTORY

On March 11, 2022, the Company entered into a definitive arrangement agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a C$3,000 convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Gatling Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder project located in the historically prolific Abitibi greenstone belt in Northern Ontario, Canada (the “Larder Project”). Under the terms of the Gatling Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Gatling Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG issued a total of 774,643 common shares in connection with the Gatling Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants. A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 shares of the Company.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Through the acquisition of Gatling in 2022, the Company acquired 100% of the Larder Project in Ontario, for which the Company recognized $15,187 in exploration and evaluation assets.

Identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payables and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

The Company has determined that the Gatling Transaction did not meet the definition of business combination under International Financial Reporting Standards (“IFRS”) 3 – Business Combinations and accordingly, has been accounted for as an asset acquisition.

The Larder Project hosts three gold zones along the Cadillac-Larder Break, 35 km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with individual mineral claims and varying payments upon a production announcement. MAG retained the Larder Project exploration team and has since added to it.

The Larder property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 8.7 km of strike length of the greater than 250 km long Cadillac-Larder Break, an historically highly productive regional first-order shear structure. MAG is applying an integrated district-scale exploration model and modern technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region and along neighboring segments of the Cadillac-Larder Break. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics should uncover numerous targets in this highly gold mineralized region.

Unlike in many other shear-hosted gold deposits, where mineralization occurs principally along second or third-order structures splaying off a first-order structure, the Larder segment of the Break also has concentrated ore shoots along the first-order structure. This relationship appears similar to that in well-known neighbouring and nearby gold camps along the Break such as the Kerr-Addison mine (approximately 5 km to the east) and the Kirkland Lake district (approximately 35 km to the west). The Larder segment lacks systematic exploration, especially to depths below 500 metres on the main Break, so MAG will be focusing initial efforts along the Break proper. Subsequent focus will include exploration of the many known and geophysically indicated, 2nd and 3rd order structures that occur throughout the balance of the sparsely explored claim package. The Kir Vit prospect within the Larder claim package is the most advanced of these and appears hosted by the same structure as the Upper Beaver mine owned by Agnico Eagle Mines Limited currently awaiting a construction decision a few kilometres to the west.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The Larder property has numerous non-technical advantages. It lies in a mining-friendly jurisdiction with a very long history of mining. There are First Nation agreements in place, with positive ongoing dialogue. No significant environmental legacies are known. Infrastructure (electrical, gas, highway, water) and access are excellent; exploration costs are relatively low; experienced labour is readily available in the area; and permitting is streamlined, predictable and timely. Importantly, many initial targets can be drilled from existing permitted pads.

MAG anticipates that the mineralization style and characteristics of this property may be similar to neighbouring major camps. No assurance of this can be made however, and readers are cautioned that, as the Company’s exploration and drilling programs at the Larder Project advance, results may prove to be materially different from those characterizing adjacent properties.

MAG initiated a comprehensive data review and initial drilling campaign in the second half of 2022. The drilling program was focused below and lateral to previously identified mineralization. During Q1 2023, MAG drilled 7 holes (4,562 metres total) at Swansea over a strike length of 700 metres to test geophysical targets and ultimately assess the potential for a major gold discovery in this otherwise underexplored region of the property. All holes drilled at Swansea intercepted multiple geological and structural zones associated with gold mineralization with 6 of 7 holes having intercepts over 1 g/t gold, proving the high potential for a discovery in this area.

Following the Swansea drill testing, the Larder team paused drilling and commenced a property-wide re-examination of all existing technical data which included review of all historical drilling, selective relogging, re-assaying of all available pulps with 4-acid digestion, additional geophysics, field mapping and sampling. These datasets are now undergoing systematic reinterpretation to build a unified project model for developing a pipeline of well-defined drill targets. Drill targets were derived by incorporating new geophysical, geological and geochemical data with a property-wide re-examination of all existing technical data and concepts. This produced new models resulting in the identification of numerous structural and lithological targets associated with known gold mineralization on the property. The team has amassed a large inventory of identified targets to drill.

On July 12, 2023 drilling resumed at the Larder Project to test identified targets on the Cheminis and Bear areas by end of the year. During 2023, 8,305 metres (three months ended December 31, 2023: 3,529 metres) were drilled at Cheminis and a second drill rig was commissioned in Q4 to drill the Bear target where 3,645 metres were drilled (see ‘Table 1 from Highlights – Exploration’ section above for associated results).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the years ended December 31, 2023 and December 31, 2022, the Company has incurred the following exploration and evaluation expenditures on the Larder Project:

	December 31,	December 31,
	2023	2022
	$	$
Larder project
Acquisition	-	15,187
Option and other payments	-	19
Total acquisition costs	-	15,206
Geochemical	1,117	112
Camp and site costs	772	127
Drilling	2,402	1,232
Geological consulting	1,764	450
Geophysics	1,074	314
Land taxes and government fees	43	19
Legal, community and other consultation costs	347	176
Travel	109	58
Total for the year	7,628	17,694
Balance, beginning of year	17,694	-
Total Larder Project cost	25,322	17,694

7.	OUTLOOK

Juanicipio Outlook

Substantially all material mined at Juanicipio is now being processed through the Juanicipio processing facility, with the resulting lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex Peñoles, S.A. de C.V. (an affiliate of Fresnillo). The Operator Services Agreement became effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine for a fee of $13,000 per annum. With the plant operating at nameplate capacity, the focus is now on ongoing cost and operational optimization.

As reported by Fresnillo, Juanicipio’s operator, silver head grade at Juanicipio is expected to range between 380 g/t and 420 g/t for 2024. In 2024 the processing facility is expected to operate at an average of 4,000 tonnes per operating day at a planned availability of 91%.

MAG remains on schedule to publish its updated technical report on Juanicipio by the end of Q1 2024, providing more definitive guidance and solidifying the outlook for the Juanicipio Mine.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Deer Trail Outlook

On May 29, 2023, MAG started a Phase 3 drilling program designed to test the mineralization of porphyry “hubs” inferred to underlie Mt. Brigham and Deer Trail Mountain. The first hole tested the Alunite Ridge target on the south slope of Mt. Brigham, followed by the Deer Trail Mountain target. These porphyry “hub” targets are defined by extensive surface work showing strong coincident geochemical, geophysical and alteration anomalies. These “hubs” are thought to be the source of the fluids that created the Deer Trail Project area’s manto, skarn and epithermal vein mineralization and pervasive alteration seen throughout the Deer Trail Project area including the Deer Trail and Carissa zones. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which is expected to be drilled next season and drilling has shifted to offset the Carissa zone discovery holes, follow up other well-mineralized intercepts and test entirely new targets identified by recent geophysical surveys and soil surveys. The planned 2024 exploration program at Deer Trail includes a total of 7,500 metres of drilling.

Larder Project Outlook

The planned 2024 exploration program at the Larder Project includes drilling a minimum of 35,000 metres with multiple rigs. Targets include 2nd and 3rd order structures that have been identified from the 2023 target generation program (geophysical, geochemical, and geological) as well as continuing to expand known zones at the Fernland, Cheminis and Bear zones. Additional geophysical surveys and field programs are expected to be completed in 2024 to add additional targets to the already rich pipeline portfolio.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

8.	SELECTED ANNUAL AND QUARTERLY INFORMATION

Selected Annual Information

The following table summarizes selected financial data for the Company’s three most recently completed financial years. The information set forth below should be read in conjunction with the 2023 Financial Statements and related notes thereto. All figures are reported in accordance with IFRS.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	$	$	$
Income from equity accounted investment in Juanicipio	65,099	40,767	15,686
Interest income (1)	2,594	630	174
General and administrative expenses	13,594	12,352	11,361
Net income (2)	48,659	17,644	6,025
Net income per share	0.47	0.18	0.06
Diluted net income per share	0.47	0.18	0.06
Total assets (3)	520,530	407,829	372,372
Non-current liabilities (4)	8,982	3,470	3,241
Dividends (5)	Nil	Nil	Nil

Notes:
(1)	The Company’s only source of interest income during the years ended December 31, 2021, 2022 and 2023 was interest on cash and term deposits held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. Pre-production and post commercial production revenues earned in Juanicipio where MAG owns a 44% interest, are recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Investment in Juanicipio’ above).

(2)	The Company’s normal course of business is to explore, evaluate and develop its mineral properties as appropriate. The income variation from year to year above reflects, amongst other things, MAG’s income from its equity accounted investment in Juanicipio of $65,099 in 2023, compared to $40,767 and $15,686 in 2022 and 2021 respectively, the periodic impairment of exploration and evaluation assets (a non-cash charge) of nil in 2023 ($10,471 in 2022 and nil in 2021), and share based payment expense (a non-cash charge).

(3)	Included in ‘Total assets’ at the end of 2023, the Company held $68,707 in cash, compared to $29,955 at December 31, 2022 and $56,748 at December 31, 2021. Two bought deal financings totaling $59,691 in aggregate gross proceeds were completed in 2023, no financings were completed in 2022, and a bought deal financing for gross proceeds of $46,151 was completed in 2021. Also included in ‘Total assets’ at the end of 2023, the Company’s investment in Juanicipio totalled $394,622 compared to $338,316 and $291,084 at December 31, 2022 and 2021 respectively.

(4)	Included in ‘Non-current liabilities’ at the end of 2023, the Company had a $8,498 deferred income tax liability, compared to $2,921 as at December 31, 2022 and $2,557 as at December 31, 2021. The Company’s deferred tax liability is mainly driven by the income from its equity accounted investment in Juanicipio, and specific to the year ending December 31, 2023 by the renunciation of tax deductions related to the Company’s Flow-Through Shares financing partially offset by previous tax losses. In addition, ‘Non-current liabilities’ as at December 31, 2023 also included a $484 reclamation provision compared to $409 in both December 31 2022 and December 31, 2021.

(5)	The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the immediate future, as it anticipates that funds and proceeds available will be used to maintain ongoing operations and generate growth opportunities for the Company.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Selected Quarterly Information

The following table summarizes selected financial data for the Company’s eight most recently completed financial quarters. The information set forth below should be read in conjunction with the consolidated financial statements and related notes thereto. All figures are reported in accordance with IFRS.

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Income from equity accounted investment in Juanicipio (3)	21,069	13,692	22,419	7,919	2,877	11,781	12,347	13,762
Interest income (1)	726	663	641	564	295	216	18	101
Other income (4)	388	269	233	127	-	-	-	-
General and administrative expenses	2,995	4,094	3,233	3,272	3,797	3,003	3,282	2,270
Net income (loss) (2)	15,694	8,862	19,390	4,713	(825)	8,227	7,562	2,680
Net income (loss) per share	0.14	0.09	0.19	0.05	(0.01)	0.08	0.08	0.03
Diluted net income (loss) per share	0.14	0.09	0.19	0.05	(0.01)	0.08	0.08	0.03

Notes:
(1)

The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Results of the Juanicipio’ above) as applicable.

(2)

Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results”. Net income was negatively impacted in Q1 2022 by a write-down of an exploration and evaluation asset for $10,471.

(3)

Income from equity accounted investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets being brought into use as well as fluctuating feed grades as the operations approached steady state. Q4 2022 lower income in equity accounted investment in Juanicipio versus Q1-Q3 2022 is mainly due to a lower silver grade from tonnes processed, ranging between 19% and 30% against comparative period. Q2 through Q4 2023 higher incomes in equity accounted investment in Juanicipio is mainly due to processing of more mineralized material than in prior periods as the mine achieved nameplate production levels during the year (see ‘Results of Juanicipio’ above).

(4)

On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement of common shares in the capital of the Company issued on a “flow-through” basis within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”), for which the Company recorded a $2,986 flow-through share premium liability. As eligible expenditures are incurred, the Company records associated amortization of flow-through share premium liability in other income.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

9.	REVIEW OF FINANCIAL RESULTS

Year Ended December 31, 2023 vs. Year Ended December 31, 2022

	December 31,	December 31,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	65,099	40,767
General and administrative expenses	(13,594)	(12,352)
General exploration and business development	(736)	(193)
Exploration and evaluation assets written down	-	(10,471)
Operating Income	50,769	17,751

Interest income	2,594	630
Other income	1,017	-
Foreign exchange loss	(144)	(366)
Income before income tax	54,236	18,015

Deferred income tax expense	(5,577)	(371)

Net income	48,659	17,644

Income from equity accounted investment in Juanicipio increased to $65,099 for the year ended December 31, 2023 (December 31, 2022: $40,767), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $13,594 during the year ended December 31, 2023 (December 31, 2022: $12,352) due to:

●	Juanicipio oversight costs now being expensed through profit and loss subsequent to the declaration of commercial production at Juanicipio in June 2023 ($687);
●	increase in management compensation and consulting fees to $4,985 (December 31, 2022: $4,648) mainly due to recruiting and executive search fees;
●

increase in general office expenses to $847 (December 31, 2022: $503) mainly a result of $48 commitment fee being incurred on the Company’s undrawn Credit Facility, and higher public corporate services and IT support costs.

●

increase in depreciation and amortization expense to $352 (December 31, 2022: $136) mainly due to Juanicipio achieving commercial production in June 2023, resulting in recording amortization of accumulated capitalized Juanicipio oversight expenditures;

●	increase in legal fees to $433 (December 31, 2022: $244) mainly associated with securities and US legal advice;
●	increase in travel fees to $296 (December 31, 2022: $160) as a result of travel resuming to pre-pandemic levels.

 Offset by;

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

●	decrease in insurance expenses to $1,466 (December 31, 2022: $2,024) as a result of lower insurance premiums negotiated;
●	decrease in share-based compensation to $2,894 (December 31, 2022: $3,250) mainly due to the reassessment of certain long term incentive units granted to employees of the Company.

General exploration and business development expenses increased to $736 during the year ended December 31, 2023 (December 31, 2022: $193) due to property holding costs consisting mainly of legal, licence renewal, and storage fees.

Exploration and evaluation assets written down of nil during the year ended December 31, 2023. The $10,471 recorded during the year ended December 31, 2022, pertains to the Black Hills land claim package, where the Company wrote-down the full carrying amount.

Interest income increased to $2,594 during the period ended December 31, 2023 (December 31, 2022: $366) as a result of higher cash balances and interest rates compared to the comparative period.

Other income of $1,017 during the period ended December 31, 2023 (December 31, 2022: nil) is attributable to the amortization of the flow-through share premium liability.

Deferred income tax expense of $5,577 during the year ended December 31, 2023 (December 31, 2022: $371) is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company, and the renunciation of tax deductions related to the Company’s Flow-Through Shares financing which were partially offset by previous tax losses.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Other Comprehensive Income (Loss):

	December 31,	December 31,
	2023	2022
	$	$

Net income	48,659	17,644

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(3)	(57)
Deferred tax benefit	-	7
Other comprehensive loss	(3)	(50)
Total comprehensive income	48,656	17,594

In other comprehensive (loss) income during the year ended December 31, 2023, MAG recorded an unrealized mark-to-market loss of $3 (net of $0 deferred tax benefit) (December 31, 2022: $50 mark-to-market loss, net of $7 deferred tax benefit) on equity securities.

Three months ended December 31, 2023 vs. Three months ended December 31, 2022

	December 31,	December 31,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	21,069	2,877
General and administrative expenses	(2,995)	(3,797)
General exploration and business development	(126)	(82)
Operating income (loss)	17,948	(1,002)

Interest income	726	295
Other income	388	-
Foreign exchange gain	60	37
Income (loss) before income tax	19,122	(670)

Deferred income tax (expense) benefit	(3,428)	(155)

Net income (loss)	15,694	(825)

Income from equity accounted investment in Juanicipio increased to $21,069 during the three months ended December 31, 2023 (three months ended December 31, 2022: $2,877), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

General and administrative expenses decreased to $2,995 during the three months ended December 31, 2023 (three months ended December 31, 2022: $3,797) due to:

●	decrease in share-based compensation to $297 (three months ended December 31, 2022: $932) mainly due to a performance share units (“PSU”) grant performance assessment resulting in only 46% vesting;
●	decrease in management compensation and consulting fees to $1,036 (December 31, 2022: $1,668) mainly due to payroll related expenditures;

 Offset by;

●	Juanicipio oversight costs now being expensed through profit and loss subsequent to the declaration of commercial production at Juanicipio in June 2023 ($355).

Interest income increased to $726 (three months ended December 31, 2022: $295) as a result of higher cash balance and interest rates compared to the comparative period.

Other income of $388 during the three months ended December 31, 2023 (three months ended December 31, 2022: nil) is attributable to the amortization of the flow-through share premium liability.

Deferred income tax expense of $3,428 during the three months ended December 31, 2023 (three months ended December 31, 2022: $155) is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company, and the renunciation of tax deductions related to the Company’s flow-through shares financing which were partially offset by previous tax losses.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

10.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Assets
Current assets
Cash	68,707	29,955
Other current assets	3,346	1,940
Total current assets	72,053	31,895
Non-current assets
Deferred financing fees	909	-
Investments	8	11
Investment in Juanicipio	394,622	338,316
Exlporation and evaluation assets	52,637	37,259
Property and equipment	301	348
	448,477	375,934
Total assets	520,530	407,829
Liabilities
Current liabilities	4,791	2,663
Non-current liabilities	8,982	3,470
Total liabilities	13,773	6,133
Total equity	506,757	401,696
Total liabilities and equity	520,530	407,829

Cash totalled $68,707 as at December 31, 2023 compared to $29,955 at December 31, 2022, with the increase primarily attributable to proceeds received from a bought deal public offering that closed on February 7, 2023 and a flow-through bought deal private placement that closed on February 16, 2023 as referred to below in ‘Cash Flows - Financing Activities’, and $33,354 of Juanicipio loan repayments and interest received, offset by a $24,992 cash call from Juanicipio as referred to below in ‘Cash Flows - Investing Activities’ and above in ‘Investment in Juanicipio’.

Other current assets as at December 31, 2023 include accounts receivable of $1,559 (December 31, 2022: $708) and prepaid insurance and other prepaid expenses of $1,787 (December 31, 2022: $1,232). Accounts receivable are comprised primarily of a receivable from Juanicipio related to interest on MAG’s shareholder loan advances (see ‘Related Party Transactions’ below).

The equity accounted investment in Juanicipio balance increased from $338,316 at December 31, 2022 to $394,622 at December 31, 2023 and reflects MAG’s share of earnings from Juanicipio and its ongoing equity accounted investment in Juanicipio, as discussed below in ‘Company’s investment in Juanicipio’.

Exploration and evaluation assets as at December 31, 2023 increased to $52,637 (December 31, 2022: $37,259) reflecting exploration expenditures incurred on the Deer Trail Project ($7,750) and Larder Project ($7,628) in 2023.

Current liabilities as at December 31, 2023 increased to $4,791 (December 31, 2022: $2,663) driven by a $1,969 flow-through premium liability (December 31, 2022: nil).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Non-current liabilities of $8,982 as at December 31, 2023 (December 31, 2022: $3,470) includes the non-current portion of the lease obligation of nil (December 31, 2022: $140), $484 for a reclamation provision (December 31, 2022: $409), and a deferred income tax liability of $8,498 (December 31, 2022: $2,921). The latter is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Company’s investment in Juanicipio

The following table provides a summary of the Company’s investment relating to its interest in Juanicipio for the years ended December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022
	$	$
Balance, beginning of year	338,316	291,084
Juanicipio oversight expenditures incurred 100% by MAG	384	719
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(305)	-
Loan repayment from Juanicipio	(25,714)	-
Cash contributions and advances to Juanicipio	24,992	8,140
Total for the year	(642)	8,859
Income from equity accounted Investment in Juanicipio	65,099	40,767
Interest earned, net of recontributions, reclassified to accounts receivable	(8,150)	(2,394)
Balance, end of year	394,622	338,316

During the five months ended May 31, 2023 in the run up to the declaration of commercial production at Juanicipio, the Company incurred Juanicipio oversight expenditures of $384 (year ended December 31, 2022: $719), and following the declaration of commercial production, started expensing future Juanicipio oversight expenditures and recording amortization of accumulated capitalized Juanicipio oversight expenditures.

During the year ended December 31, 2023, the Company recognized amortization of $305 (year ended December 31, 2022: nil). The Company made cash advances of $24,992 to Juanicipio during Q1 2023 to extinguish substantial tax and mining duty obligations in Mexico (year ended December 31, 2022: $8,140). Of the $24,992 cash contributions and advances made to Juanicipio during the year ended December 31, 2023, $22,726 was in the form of loans whereas $2,276 was in the form of equity (December 31, 2022: $8,140 in the form of loans). Additionally, during the year ended December 31, 2023, a $7,251 loan to Juanicipio was converted into equity (December 31, 2022: nil). During 2023, with Juanicipio reaching nameplate capacity and generating free cash flow, $33,353 was returned to MAG comprising $25,714 of loan principal repayments and $7,639 of interest on loans.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

11.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the years ended December 31, 2023 and 2022:

	For the year ended
	December 31,	December 31,
	2023	2022
	$	$
Operating activities before movements in non-cash
working capital	(8,094)	(9,127)
Movements in non-cash working capital	(851)	409
Operating activities	(8,945)	(8,718)
Investing activities	(7,243)	(18,895)
Financing activities	54,955	928

Effect of exchange rate changes on cash	-	(108)
Decrease in cash during the year	38,767	(26,793)
Cash, beginning of year	29,955	56,748
Cash, end of year	68,722	29,955

Operating Activities

During the year ended December 31, 2023 MAG used $8,945 in cash for operations (December 31, 2022: $8,718) due to the payment of corporate office expenses. The decrease in cash used for operations was largely driven by severance payments made to a previous executive of the Company in 2022 as well as lower insurance premiums achieved in 2023.

Investing Activities

During the year ended December 31, 2023 cash used in investing activities amounted to $7,243 (December 31, 2022: cash used $18,895). The decrease in cash used in investing activities was driven by loan and interest repayments from Juanicipio of $33,354 (December 31, 2022: $3,564) offset by cash contributions to Juanicipio of $24,992 (December 31, 2022: $8,140). Additionally, $15,900 was used in exploration and evaluation expenditures across the Deer Trail and Larder Projects (December 31, 2022: $12,000).

Financing Activities

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares at a price of $14.65 per common share. On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 Flow-Through Shares at a price of $17.67 (C$23.75) per Flow-Through Share. Share issuance costs for both equity financings amounted to $3,942 yielding net proceeds of $55,749.

In addition, during 2023 the Company spent $993 in deferred financing costs to set up its new Bank of Montreal Credit Facility which concluded on October 4th, 2023 (see ‘Liquidity and Capital Resources’ below).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

12.	NON-IFRS MEASURES

The Company has included certain non‐IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision‐making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Juanicipio does not calculate this information for use by both shareholders (Fresnillo 56%, and MAG 44%), rather it is calculated by the Company solely for the Company’s own disclosure purposes and may differ from the non-IFRS measures calculated and presented by Fresnillo.

Operating cash cost per ounce and cash cost per ounce

The Company has included the non-IFRS performance measures of operating cash cost per ounce and cash cost per ounce on a by‐product basis throughout this MD&A. In the gold and silver mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non‐regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold and silver mining companies. Management uses operating cash cost per ounce and cash cost per ounce to monitor the operating performance of Juanicipio. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash cost and cash cost per ounce differently.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of operating cash cost and cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$, except per ounce amounts)	2023	2022	2023	2022
Production cost as reported	46,100	15,877	171,830	61,985
Depreciation on inventory movements	(1,120)	1,524	(3,919)	5,551
Adjusted production cost	44,979	17,401	167,911	67,536
Treatment, refining, and other processing costs	11,723	11,573	50,185	42,722
By-product revenues (2)	(42,523)	(16,220)	(130,016)	(69,736)
Total operating cash costs (1)	14,180	12,754	88,080	40,522
Extraordinary mining and other duties	1,413	73	4,945	349
Total cash costs (1)	15,594	12,827	93,025	40,871
Silver ounces sold	4,150,584	1,825,680	15,317,765	8,697,372
Operating cash cost per silver ounce sold ($/ounce)	3.42	6.99	5.75	4.66
Cash cost per silver ounce sold ($/ounce)	3.76	7.03	6.07	4.70

(1)

As Q3 2023 represented the first full quarter of commercial production, information presented for total operating cash costs and total cash costs together with their associated per unit values are not directly comparable.

(2)	By-product revenues relates to the sale of other metals contained in the lead and zinc concentrates produced and delivered, namely gold, lead, and zinc.

All-in sustaining cost per ounce

In June 2013, the World Gold Council, a non‐regulatory association of many of the world’s leading gold mining companies was established to promote the use of gold to industry, provided guidance for the calculation of “all‐in sustaining cost per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining and producing an ounce of gold. The Company, in applying the same methodology for its silver production, has adopted the reporting of “all‐in sustaining cost per silver ounce”, which is a non‐IFRS performance measure. The Company believes that the all‐in sustaining cost per silver ounce measure provides additional insight into the costs of producing silver by capturing all of the expenditures required for the discovery, development and sustaining of silver production and allows the Company to assess Juanicipio’s ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate Juanicipio’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Other companies may calculate all‐in sustaining cost per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All‐in sustaining costs adjust “Total cash costs” for general and administrative expenses (“G&A expenses”), exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs. Exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs are not line items on Juanicipio’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine silver ounce production at a mine site.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining capital expenditures exclude all expenditures at Juanicipio which are deemed expansionary in nature, see reconciliation below. Accretion on reclamation and closure costs represents the growth in Juanicipio’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of closure and reclamation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Juanicipio’s results as disclosed in the notes to the 2023 Financial Statements.

The following table provides a reconciliation of AISC of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$, except per ounce amounts)	2023	2022	2023	2022
Total cash costs	15,594	12,827	93,025	40,871
General and administrative expenses	9,653	4,336	18,768	8,436
Exploration	1,454	2,155	7,575	7,824
Sustaining capital expenditures	10,992	11,940	37,728	25,268
Sustaining lease payments	304	209	856	854
Interest on lease liabilities	(17)	(5)	(48)	(23)
Accretion on closure and reclamation costs	61	59	247	232
All-in sustaining costs (1)	38,041	31,522	158,151	83,463
Silver ounces sold	4,150,584	1,825,680	15,317,765	8,697,372
All-in sustaining cost per silver ounce sold ($/ounce)	9.17	17.27	10.32	9.60
Average realized price per silver ounce sold ($/ounce)	24.14	22.59	23.66	21.70
All-in sustaining margin ($/ounce)	14.97	5.32	13.34	12.10
All-in sustaining margin	62,146	9,713	204,306	105,259

(1)

As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs and all-in sustaining margin together with their associated per unit values are not directly comparable.

For the three months and year ended December 31, 2023 the Company incurred corporate G&A expenses of $2,844 and $13,242 respectively (three months and year ended December 31, 2022: $3,763 and $12,216 respectively), which exclude depreciation expense.

The Company’s attributable silver ounces sold for the three months and year ended December 31, 2023 were 1,826,257 and 6,739,817 respectively (three months and year ended December 31, 2022: 803,299 and 3,826,844 respectively), resulting in additional all‐in sustaining cost for the Company of $1.56/oz and $1.96/oz respectively (three months and year ended December 31, 2022: $4.68/oz and $3.19/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The following table reconciles sustaining capital expenditures (including exploration expenditures) to cash flow used in investing activities of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2023	2022	2023	2022
Cash used in investing activities - Juanicipio	21,741	34,736	83,393	155,758
Less:
Development expenditures (1)	(8,983)	(31,553)	(37,112)	(123,432)
Capitalized shareholder loan interest	-	(672)	-	(3,587)
Change in A/P and deposits related to capital expenditures not included in AISC	(313)	11,584	(979)	4,354
Total sustaining capital expenditures (including exploration) (1)	12,445	14,095	45,303	33,092
Less capitalized exploration expenditures	(1,454)	(2,155)	(7,575)	(7,824)
Total sustaining capital expenditures (1)	10,992	11,940	37,728	25,268

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for sustaining and development capital expenditures are not directly comparable.

EBITDA and Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization (“EBITDA”) provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non‐recurring items and non‐cash items and includes the calculated Adjusted EBITDA of Juanicipio. Other companies may calculate EBITDA and Adjusted EBITDA differently.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the 2023 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2023	2022	2023	2022
Net income after tax	15,694	(825)	48,659	17,644
Add back (deduct):
Taxes	3,428	155	5,577	371
Depreciation and depletion	151	34	352	136
Finance costs (income and expenses)	(1,174)	(332)	(3,467)	(264)
EBITDA (1)	18,099	(968)	51,121	17,887
Add back (deduct):
Adjustment for non-cash share-based compensation	297	932	2,894	3,250
Exploration property write-down	-	-	-	10,471
Share of net earnings related to Juanicipio	(21,069)	(2,877)	(65,099)	(40,767)
MAG attributable interest in Junicipio Adjusted EBITDA	32,460	12,871	108,564	65,403
Adjusted EBITDA (1)	29,787	9,958	97,480	56,244

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

The following table reconciles Juanicipio’s EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2023 and 2022 to the results of Juanicipio as disclosed in Note 9 to the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2023	2022	2023	2022
Juanicipio net income after tax	43,274	5,243	129,428	90,247
Add back (deduct):
Juanicipio taxes	3,940	6,247	27,381	26,348
Juanicipio depreciation and depletion	21,474	5,861	68,475	20,913
Juanicipio finance costs (income and expenses)	5,132	8,244	21,461	7,458
Juanicipio EBITDA (1)	73,820	25,596	246,745	144,966
Add back (deduct):
Fixed asset write-down	(47)	3,657	(9)	3,676
Juanicipio adjusted EBITDA (1)	73,772	29,252	246,736	148,642
MAG's attributable interest in Juanicipio adjusted EBITDA	32,460	12,871	108,564	65,403

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

While the above figures reflect an estimate of the Company’s “attributable interest” in adjusted EBITDA generated from Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Free Cash Flow

The Company uses the financial measure free cash flow, which is a non-IFRS financial measure, to supplement information in its audited consolidated financial statements. Free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate Juanicipio’s performance with respect to its operating cash flow capacity to meet non‐discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flow from operating activities of Juanicipio adjusted for cash flows associated with sustaining and non‐sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in Note 9 of the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2023	2022	2023	2022
Cash flow from operating activities	84,038	7,624	145,064	129,261
Less:
Cash flow used in investing activities	(21,741)	(34,736)	(83,393)	(155,758)
Sustaining lease payments	(304)	(209)	(856)	(854)
Juanicipio free cash flow (1)	61,993	(27,321)	60,814	(27,351)

(1)	As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

While the above figures reflect free cash flow generated at Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

13.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2023, MAG had working capital (current assets less current liabilities) of $67,262 (December 31, 2022: $29,232) including cash of $68,707 (December 31, 2022: $29,955) and no long-term debt. At December 31, 2023, Juanicipio had working capital of $86,336 (December 31, 2022: negative working capital of $1,395) including cash of $42,913 (December 31, 2022: $1,102) (MAG’s attributable share is 44%). Future liquidity may depend upon the Company’s ability to repatriate capital from Juanicipio, arrange debt or additional equity financing.

Revolving Credit Facility

In October 2023 the Company entered into a $40,000 senior secured revolving Credit Facility with the Bank of Montreal. There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The Credit Facility will bear interest on a sliding scale of SOFR or the lenders Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be paid back in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at December 31, 2023, the Company is in compliance with all applicable covenants.

As of December 31, 2023, the Company has not drawn down any funds from its revolving Credit Facility, and as a result expensed $48 of commitment fees. Expenditures of $993 related to this debt facility have been capitalized to deferred financing fees, of which $84 has been amortized for the year ended December 31, 2023.

As of December 31, 2023, the Company does not have any drawn long-term debt and is not subject to any externally imposed capital requirements.

Miscellaneous Expenditures

Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities, for which the Company estimates it has the ability to fund the next 12 months of expenditures. The Company may, in the future, need to raise additional capital in order to meet these funding requirements. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings.

Expected Use of Proceeds and Financings

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, including 170,000 common shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per common share. A reconciliation of the expected use of net proceeds disclosed in the Company’s short form prospectus dated February 2, 2023 against the actual use of net proceeds as at December 31, 2023 is as follows:

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to Juanicipio, the Deer Trail Project and other projects	17,600	9,447(1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio	14,200	-
Working capital and general corporate purposes	11,700	7,990 (2)
Variance in previously disclosed expected use of proceeds (3)	-	16,432
Total	43,500	33,869

(1)	The Company anticipates $8,153 of the remaining proceeds from the offering will be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)	The Company anticipates $1,478 of the remaining proceeds from the offering will be allocated to working capital and general corporate purposes.

(3)

All proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio, and $2,232 expected to be applied to working capital and general corporate purposes, were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

As noted above in ‘Cash Flows’, MAG expended $15,862, net of $5,835 flow-through eligible expenditures at the Larder Project (year ended December 31, 2022: $14,671), on its exploration and evaluation properties (excluding Juanicipio’s exploration expenditures as directly funded by Juanicipio) in the year ended December 31, 2023, corresponding to the exploration expenditures in the first category in the tables above (November 2021 bought deal: nil remaining; February 2023 bought deal: $8,153 remaining), and MAG used $8,272 (year ended December 31, 2022: $8,718) during the year ended December 31, 2023 for operations corresponding to the working capital and general corporate purposes above.

In March 2023, MAG advanced $24,992 (December 2022: $8,140) to Juanicipio and estimates that the full amount was used to extinguish substantial tax and mining duty obligations not included in the initial project capital, constituting a re-allocation in the initially anticipated use of funds of $14,200 and $2,232 previously disclosed in the second category (November 2021 bought deal: nil remaining; February 2023 bought deal: nil remaining) and third category (November 2021 bought deal: nil remaining; February 2023 bought deal: $1,478 remaining) respectively, of the foregoing tables. Given the variances mentioned above, the Company does not expect any adverse impact on its ability to achieve business objectives and milestones.

Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share. Total proceeds are intended for the Larder Project, whereby plans were executed and are being finalized for exploration programs in 2023 and 2024. As at December 31, 2023, the Company incurred $5,835 of eligible spend at the Larder Project ($11,298 remaining).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Other than as set forth above, it is expected that the full use of proceeds from each of the above noted offerings, once expended, will align with the above estimates, and the actuals will be reported in future MD&A, however, there can be no assurances that the above objectives will be completed as circumstances may change and a reallocation of the funds may be necessary in order for the Company to achieve its stated business objectives.

14.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at December 31, 2023 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Consulting contract commitments	857	307	550	-	-
Total Obligations and Commitments (2)	857	307	550	-	-

1)

According to the operator, Fresnillo, as at December 31, 2023, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $13,779 (December 31, 2022: $47,809) with respect to Juanicipio, both on a 100% basis.

2)

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 10 of the 2023 Financial Statements. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the year ended December 31, 2023.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at March 18, 2024, the following common shares, stock options, replacement stock options and warrants, restricted share units, PSUs, and deferred share units were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life
Common shares	102,979,555	n/a	n/a
Stock options	1,187,371	C$13.46 – C$23.53	0.28 to 4.25 years
Replacement stock options	11,692	C$21.40 – C$25.80	0.05 to 0.62 years
Performance Share Units (“PSUs”) (1)	280,544	1:1 (1)	1.16 to 4.25 years
Restricted Share Units(“RSUs”)	98,255	1:1	0.28 to 4.25 years
Deferred Share Units (“DSUs”) (2)	509,466	1:1	n/a (2)
Fully Diluted	105,066,883

(1) Includes 60,297 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 10,541 PSUs to 110,052 PSUs.

(2) To be share settled, but no common shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local community, or “local ejido”.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks.  A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced any material information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

●	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
●	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
●	adopting practices to reduce third-party cyber security risks;
●	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
●	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
●	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

17.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine and Israel-Hamas conflicts, supply chain disruptions and rising interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG’s liquidity is affected by the results of its own acquisition, exploration and advancement of mineral projects activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounters First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenges and, if a challenge is successful, the Company’s interest in a property could be materially adversely affected.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023 bringing the amendments into law on May 9, 2023. The Company is conducting a thorough review and evaluation of potential implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and are pending adjudication. Juanicipio is committed to monitoring these judicial proceedings with the utmost attention.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca and incorporated by reference herein.

The Credit Facility includes certain customary restrictive covenants. The Company does not currently anticipate any significant risk in complying with the financial ratios or financial covenants contained in the Credit Facility. However, if the current facts and circumstances faced by the Company were to change due to unexpected operational issues or due to other factors beyond the Company’s control, such changes could result in the Company being subject to certain restrictions under, or being found in default of, the Credit Facility. Future exploration work and development of the properties in which the Company has an interest may depend upon the Company’s ability to repatriate capital from its interest in the Juanicipio Mine, obtain financing through joint venturing of projects, raise additional debt or equity finance, maintain the Credit Facility or raise financing though other means. Failure to obtain access to such financing on a timely basis may have an adverse impact on the business of the Company.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 15 of the 2023 Financial Statements. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 15 of the 2023 Financial Statements.

19.	OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

20.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a field services agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and International Mineral Development and Exploration Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the years ended December 31, 2023 and 2022, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2023	2022
	$	$
Fees related to Dr. Megaw:
Exploration and marketing services	393	372
Travel and expenses	39	30
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	55	54
Field exploration services	180	165
Share-based payments (non-cash)	443	456
	1,110	1,077

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal Asset	MAG’s effective interest
			2023(%)	2022 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

As at December 31, 2023, Fresnillo and the Company have advanced, on a net basis, $214,586 as shareholder loans (MAG’s 44% share $94,414) to Juanicipio, bearing interest at 1 and 6 month SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest incurred by Juanicipio was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. From January 2023 with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by Juanicipio for the year ended December 31, 2023 totalling $8,150 (year ended December 31, 2022: $1,058) has therefore been included in MAG’s income from its equity accounted investment in Juanicipio.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the year ended December 31, 2023 and December 31, 2022, compensation of key management personnel (including directors) was as follows:

		For the year ended
	December 31,	December 31,
	2023	2022
	$	$
Salaries and other short term employee benefits	1,949	2,075
Severance paid to a former executive	-	382
Share-based payments (non-cash)	2,532	1,774
	4,481	4,231

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and the Chief Sustainability Officer.

21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgements

In preparing the consolidated financial statements, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Equity investments

In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

●	The purpose and design of the investee entity.
●	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
●	The size of the company’s equity ownership and voting rights, including potential voting rights.
●	The size and dispersion of other voting interests, including the existence of voting blocks.
●

Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

●	Other relevant and pertinent factors.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in Note 3 of the 2023 Financial Statements. If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in Note 3 of the Financial Statements. If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in Note 3 of the 2023 Financial Statements.

(ii)	Impairment of non-current assets

Non-current assets are tested for impairment at the end of each reporting year if, in management’s judgement, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable resources and reserves; (ii) changes in metal prices, capital and operating costs and interest rates; and (iii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

In addition, the application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is probable that future economic benefits are likely, either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether the technical feasibility and commercial viability of extracting a mineral resource is demonstrable. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the consolidated statements of income and comprehensive income in the year when the new information becomes available.

As at December 31, 2023 and December 31, 2022, the Company did not have any indicators of impairment.

(iii)	Commercial production

The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences. In determining commercial production and when the mine and processing facility are available for use in the manner intended by management, the following factors are considered:

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

●	Operational commissioning of major mine and plant components is complete;
●	Intended operating results are being achieved consistently for a period of time (i.e. consistent level of throughput, sustained plant recovery levels, etc);
●	There are indicators that these operating results will be continued; and
●

Other factors are present, including one or more of the following: a significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Declaration of commercial production at Juanicipio

The Juanicipio mine and related mining infrastructure achieved commercial production on January 1, 2022. Following a successful commissioning period, the Juanicipio processing facility had been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%. With all major construction activities completed and the Juanicipio mine, processing facility and other vital systems all operating in line with, or rapidly approaching design capacity, commercial production at the Juanicipio processing facility was declared effective June 1, 2023.

With the declaration of commercial production, Juanicipio began depreciating all assets related to processing and associated facilities. In addition, the Company commenced depreciating exploration expenditures at Juanicipio that were capitalized in accordance with the Company’s accounting policies as well as project oversight expenditures incurred by MAG (Note 9 of the 2023 Financial Statements).

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

(i)	Revenue

Revenue recorded at the Juanicipio Mine, which is reflected as a component in the Company’s consolidated statements of income and comprehensive income from its equity accounted investment in Juanicipio, is based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for final price and quantity in a later period.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

(ii)	Provision for reclamation

Management assesses the closure and reclamation obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in the jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the inflation and discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

(iii)	Contingent liabilities

The Company is subject to various tax, legal and other disputes, the outcomes of which cannot be assessed with a high degree of certainty. A liability is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. By their nature, these provisions will only be resolved when one or more future events occur or fail to occur, which will bring resolution to their underlying cases. The assessment of such provisions inherently involves the exercise of significant judgment of the potential outcome of future events.

(iv)	Fair value measurement: share-based compensation

The Company uses valuation techniques (Note 3(m) of the 2023 Financial Statements) in measuring the fair value of equity-settled share-based payment awards, which requires the Company to make certain estimates, judgements, and assumptions in relation to the expected life, expected volatility, expected risk‐free rate, expected forfeiture rate, and expected future market conditions of the various equity based units, as applicable.

The fair value of stock options is estimated using the Black-Scholes option valuation model, and related required estimates, judgements, and assumptions include stock options expected life, expected volatility, expected risk‐free rate, and expected forfeiture rate. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model, projecting the performance of the Company and, if applicable, the relevant market index against which the Company’s performance is compared. In assessing the vesting of performance share units awarded with market price conditions the Company may be required to make certain estimates, judgements, and assumptions in relation with future market conditions. The fair value of performance share units with non-market performance conditions, restricted and deferred share units are based on the fair market value of a common share equivalent on the date of grant.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

22.	CHANGES IN ACCOUNTING STANDARDS

(a)	Accounting standards adopted during the year

During 2023, the Company adopted the following amendments to standards:

●

Amendments to IAS 12, Income Taxes (effective January 1, 2023) clarify how companies should account for deferred tax related to assets and liabilities arising from a single transaction, such as leases and decommissioning obligations. The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of the related asset and liability. The implementation of these amendments did not have a significant impact on the Company’s tax provision for its 2023 Financial Statements.

●

Amendments to IAS 12, International Tax Reform — Pillar Two Model Rules. The Company adopted amendments to IAS 12 Income taxes in response to the Organization for Economic Co-operation and Development's (OECD) Pillar Two model tax rules (also known as the Global Minimum Tax) adopted through amendments to IAS 12, International Tax Reform — Pillar Two Model Rules (effective January 1, 2023). The amendments provide that an entity has to disclose separately its current tax expense related to Global Minimum Tax as well as a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities. The amendments also provide that in a year where the Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation. The Company has applied the mandatory temporary exemption regarding deferred taxes. The adoption of these amendments did not have a material impact on these consolidated financial statements.

Except for amendments discussed above, and those standards or amendments to standards that were early adopted in a prior year, there were no new standards or amendments to standards effective January 1, 2023 that impacted the 2023 Financial Statements.

(b)	Accounting standards and amendments issued but not yet adopted

The Company has not applied the following amendments to standards that have been issued but are not yet effective:

●

Amendments to IAS 1, Presentation of Financial Statements. The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting year and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting year affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting years beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

There are no other IFRS standards or interpretations that are not yet effective that would be expected to have a material impact on the 2023 Financial Statements.

23.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at December 31, 2023.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023 through inquiry and review, as well as by drawing upon their own relevant experience. The CEO and the CFO have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2023.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The board of directors (the “Board”) approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The 2023 Financial Statements and MD&A for the year ended December 31, 2023 were approved by the Board on March 18, 2024. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The CEO and the CFO have concluded that the Company’s internal controls and procedures are effective as at December 31, 2023.

There have been no changes in internal controls over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24.	ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form is available for viewing under MAG’s profile on the SEDAR+ at www.sedarplus.ca and on SEC’s EDGAR website at www.sec.gov.

25.	CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

●	statements that address achieving the nameplate 4,000 tpd milling rate at Juanicipio;
●	statements that address our expectations regarding exploration and drilling;
●	statements regarding production expectations and nameplate;
●	statements regarding the expected use of the Credit Facility;
●	statements regarding additional information from future drill programs;
●	statements regarding the expected timing and benefits of publishing a new technical report on the Juanicipio Mine;
●	estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates;
●	the estimation of Mineral Resources;
●	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

●	the anticipated impact on the Company’s business and operations from the re-allocation of proceeds received from the Company’s recent public offerings;
●	expectations and estimates regarding use of proceeds;
●	the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
●	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
●	the effects on the Company as a result of shifts in the price and market of silver;
●	mining methodology expectations;
●	distinctly different mineralization styles expectations;
●	expected upside from additional exploration;
●	expected results from Deer Trail Project Phase 3 drilling;
●	expected results from Larder Project at the Fernland, Cheminis and Bear zones;
●	expected capital requirements and sources of funding;
●	the effects of First Nations and other forms of community resistance on mining operations;
●	the Company’s ability to repatriate capital form the Juanicipio Mine, obtain financing through the joint venturing of projects and raise additional debt, equity or other sources of financing;
●	the Company’s participation in equity investments;
●	statements regarding legal challenges to the amended Federal Mining Law;
●	statements regarding the Company’s ability to meet business objectives and milestones;
●	statements regarding the 2022 sustainability report, including the contents therein; and
●	other future events or developments.

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the CIM Definition Standards. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Mineral Resources

“Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

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